UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
______________________________________
FORM 11-K
 ______________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                 to
Commission file number 001-16167
  ______________________________________

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:
MONSANTO SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MONSANTO COMPANY
800 North Lindbergh Blvd.
St. Louis, MO 63167

MONSANTO SAVINGS AND INVESTMENT PLAN
FINANCIAL STATEMENTS AS OF DEC. 31, 2013 AND 2012,
AND FOR THE YEAR ENDED DEC. 31, 2013, AND SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED DEC. 31, 2013, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MONSANTO SAVINGS AND INVESTMENT PLAN
Financial Statements and Supplemental Schedules

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of Monsanto Savings and Investment Plan,
Pension and Savings Funds Investment Committee of Monsanto Company,
and Monsanto Company Employee Benefits Plans Committee

We have audited the accompanying statements of net assets available for benefits of Monsanto Savings and Investment Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) Assets (Held at End of Year) as of December 21, 2013, (2) Assets (Acquired and Disposed of Within Year) for the Year Ended December 31, 2013, and (3) Reportable Transactions for the year ended December 31, 2013, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
St. Louis, Missouri
June 27, 2014

MONSANTO SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of Dec. 31,
	2013	2012
(Dollars in thousands)
ASSETS:
Investments:
Common stock — Monsanto Company — Allocated	$935,410	$835,653
Cash and temporary investments	80,004	59,662
Debt securities including U.S. Government securities	89,304	62,613
Common and preferred stock — other	768,914	556,403
Collective investment funds	762,891	577,522
Synthetic guaranteed investment contracts at fair value	426,350	429,592
Guaranteed insurance contract held separately at fair value	140,497	141,498
Total investments	3,203,370	2,662,943
Receivables:
Employer contribution receivable	—	65,439
Dividends, interest and trades receivable	7,833	8,933
Loans to participants, interest rates from 3.25% to 9.5%, maturities through January 2019	29,830	28,764
Total receivables	37,663	103,136
Total assets	3,241,033	2,766,079
LIABILITIES:
Deferred employer contribution	—	65,439
Amount payable for investment securities transactions	5,996	3,313
Total liabilities	5,996	68,752
NET ASSETS AVAILABLE FOR BENEFITS REFLECTING INVESTMENTS AT FAIR VALUE	3,235,037	2,697,327
Adjustment from fair value to contract value for fully benefit-responsive investment and insurance contracts	(14,089)	(35,762)
NET ASSETS AVAILABLE FOR BENEFITS	$3,220,948	$2,661,565
See accompanying notes to financial statements.

MONSANTO SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended Dec. 31,
2013
(Dollars in thousands)
CONTRIBUTIONS:
Employee contributions	$109,385
Employer contributions	91,689
Rollovers from other plans	10,035
Total contributions	211,109
INVESTMENT INCOME:
Appreciation/(depreciation) in fair value of investments
Common stock — Monsanto Company	186,264
Debt securities	(2,376)
Common and preferred stock — other	186,793
Collective investment funds	129,110
Total appreciation in fair value of investments — net	499,791
Interest	21,243
Dividends	24,327
Total investment income	545,361
INTEREST ON LOANS TO PARTICIPANTS	1,226
DEDUCTIONS:
Administrative and investment management expenses	(6,131)
Benefits paid to participants	(192,182)
Total deductions	(198,313)
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	559,383
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	2,661,565
NET ASSETS AVAILABLE FOR BENEFITS — End of year	$3,220,948
See accompanying notes to financial statements.

MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DEC. 31, 2013 AND DEC. 31, 2012 AND FOR THE YEAR ENDED DEC. 31, 2013
NOTE 1. INFORMATION REGARDING THE PLAN
GENERAL
The following description of the Monsanto Savings and Investment Plan (the “Plan” or the “SIP”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan was established as of June 11, 2001, as a successor to a portion of the Pharmacia Corporation Savings and Investment Plan (“Pharmacia Plan”) for the benefit of certain employees and former employees (“Transferred Participants”) of Monsanto Company (“Monsanto” or the “Company”). Effective July 1, 2001, the assets of the Pharmacia Plan that were allocated to the accounts of the Transferred Participants were transferred to the trust established under the Plan. Also effective July 1, 2001, a portion of the unallocated assets and liabilities (primarily debt) of the leveraged employee stock ownership plan (“ESOP”) component of the Pharmacia Plan were transferred to the Plan.
ADMINISTRATION
Monsanto is the sponsor of the Plan. The Monsanto Company Employee Benefits Plans Committee (“Administrative Committee”) is responsible for administering the Plan in accordance with the Employee Retirement Income Security Act of 1974 (“ERISA”) and Plan documents. Fidelity Workplace Investing LLC serves as the record keeper of the Plan. The Monsanto Company Pension and Savings Funds Investment Committee (“Investment Committee”) is responsible for monitoring Plan investments. The trustee of the Plan is The Northern Trust Company (“Northern”).
PARTICIPANT ACCOUNTS
The Plan is a contributory defined contribution profit sharing plan with individual accounts for each participant. U.S. employees classified as “regular employees” and who have attained age 18 generally are eligible to participate in the Plan upon employment. U.S. employees classified as “temporary employees” and who have attained age 18 generally are eligible to participate in the Plan after 1,000 hours of service. The cost of Plan administration is borne by Plan participants.
Each participant’s account is credited with the participant’s contributions, Company contributions and the pro-rata share of any Plan investment earnings and is reduced by the pro-rata share of any Plan investment losses, transaction costs and certain administrative and investment management expenses. Participants’ accounts are also reduced by the record keeping administrative expense on a fixed fee basis. Participants’ accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
EMPLOYEE CONTRIBUTIONS
The Plan provides for voluntary employee contributions generally ranging from one to 25 percent of an employee’s eligible pay. Employees have an option to make before-tax contributions or after-tax contributions. Subject to annual limits on before-tax contributions and the results of required Internal Revenue Service (“IRS”) discrimination testing, contributions may be all before-tax, all after-tax or a combination of both. Plan participants other than those also participating in the Company’s ERISA Parity Savings and Investment Plan may change the amounts of their contributions on a daily basis. Generally, participant contributions to the Plan may be invested in one percent increments and, during 2013 and 2012, could be allocated in any combination to the following investment fund options at the direction of the participant: a stable value fund, a bond index fund, a balanced fund consisting of both fixed income and equity securities, a growth and income equity fund, an international equity fund, a growth equity fund, a U.S. equity index fund, a treasury inflation-protected securities (TIPS) bond fund, a value equity fund, a small cap growth equity fund, a small cap value equity fund, the Monsanto Stock Fund, which invests primarily in Monsanto common stock and four asset allocation funds consisting of varying pre-set mixes of certain of the aforementioned investment funds. The four asset allocation funds allow participants varying degrees of risk and return.
The Plan includes targeted “roundtrip” participant trading restrictions. A roundtrip is defined as an exchange in and then out of a fund in less than a 30-day period. Under these restrictions, participants are limited to one roundtrip transaction per fund within any 90-day rolling period and four roundtrip transactions across all funds over a rolling 12-month period. These targeted restrictions apply to all investment options except the Stable Value Fund. Generally, participants may transfer their contributions, Company contributions and any earnings thereon among the investment options on a daily basis, subject to the roundtrip trading restrictions described above.

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MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

The Plan has an automatic enrollment feature with respect to newly hired employees. If the employee is eligible to participate in the SIP, he or she will be automatically enrolled in the Plan at a four percent before-tax salary deferral rate, 45 days after date of hire or rehire (or for temporary employees hired on or after July 1, 2007, 45 days after completing 1,000 hours of service) unless, within such 45 day period he or she elects a different percentage salary deferral rate or elects not to participate.
Participants may be eligible to make a before-tax catch-up contribution if they are at least age 50 on or before the end of the calendar year and either currently contributing at least eight percent of their eligible pay per pay period to the SIP or had reached the IRS annual limit on before-tax contributions ($17,500 in 2013). For 2013, eligible participants could have elected a before-tax catch-up contribution of up to $5,500. The catch-up contributions are not eligible for Company matching contributions and are subject to the same rules as other before-tax contributions. The annual catch-up contribution limit may increase in future years in accordance with limits prescribed by the IRS.
The before-tax option allows participants to elect to make before-tax contributions from eligible gross pay before most income taxes are deducted. Participants generally cannot withdraw before-tax contributions without income tax penalties until age 59½, disability, death, separation from service after age 55, or for payments that are part of a series of substantially equal periodic payments made for the life of the employee or the joint lives of the employee and a designated beneficiary. After-tax contributions are made from participants’ eligible pay after income taxes are deducted. Withdrawal of after-tax employee contributions can be made with no penalty.
COMPANY CONTRIBUTIONS AND VESTING
For employees hired prior to July 8, 2012, through 2012, contributions to the Plan, up to a maximum of seven percent of eligible pay, were matched 60 percent by the Company. Effective with the first payroll in 2013, the Company matched 80 percent of such employee contributions, up to a maximum of eight percent of eligible pay. Prior to July 8, 2012, the Company matching contributions were invested in the Monsanto Stock Fund. Participants may transfer matching contributions and all other amounts from the Monsanto Stock Fund into any other investment option available under the Plan at any time, whether or not they are fully vested in those amounts. Effective July 8, 2012, Company matching contributions were made as a cash contribution to the Plan and invested pursuant to the participant's current investment elections. For employees hired on or after July 8, 2012 (New Hires), contributions to the Plan, up to a maximum of eight percent of eligible pay, were matched 80 percent by the Company. Company matching contributions were made and invested pursuant to the participant's current investment elections. In 2013 and 2012, Company matching contributions of $56.7 million and $35.9 million, respectively, were applied to the Plan.
New Hires are also eligible for an age-based, Company core non-elective contribution, provided that they are employed on the last day of the Plan year. The amount of the contribution is based upon a participant's attained age and ranges from 3 to 7 percent of eligible pay. The last day requirement is waived in the case of death, disability, involuntary termination without cause and voluntary termination after attainment of age 55 with at least five years of service. Company core non-elective contributions were $2.7 million and $0.2 million in 2013 and 2012, respectively.
Participants hired prior to July 8, 2012 were also eligible for a Company discretionary matching contribution for 2012. New Hires were not eligible for the Company discretionary matching contribution for 2012. In December 2012, the Company determined that a discretionary matching contribution of an additional 40 percent on the first ten percent of eligible pay would be made to eligible active participants employed by the Company on Dec. 31, 2012 as applicable. The value of the discretionary matching contributions was $32.1 million. For 2012, a portion of the Company discretionary matching contribution was made through an allocation of previously unallocated Monsanto common stock released by the ESOP, based on the value of a share of Monsanto common stock on Dec. 31, 2012, and a portion was made as a cash contribution to the Plan on March 1, 2013 and invested pursuant to the participant's current investment elections. Discretionary matching contributions for 2011 were applied to the Monsanto Stock Fund investment option in eligible participants' accounts in February 2012, through an allocation of previously unallocated Monsanto common stock released by the ESOP, based on the value of a share of Monsanto common stock on Feb. 17, 2012.
Generally, Company contributions vest and become non-forfeitable at the rate of 20 percent per year of service, such that Company contributions are 100 percent vested after five years of service; participants receiving a Qualified Non-Elective Contribution ("QNEC") are fully vested in those amounts. Company contributions immediately vest upon a change of control of the Company, as defined in the Plan.

An actively employed Plan participant with at least five years of service under the Plan may, at any time, withdraw all or a portion of his or her Plan account attributable to participant after-tax contributions, rollover contributions and vested Company contributions (other than Company core non-elective contribution, QNECs and qualified matching contributions). An actively employed Plan participant with less than five years of service under the Plan may, at any time, withdraw all or a portion of his

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MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

or her Plan account attributable to participant after-tax contributions, rollover contributions and vested Company contributions (other than those Company contributions made to the account during the immediately preceding 24 months, Company core non-elective contribution, QNECs and qualified matching contributions). At age 59½, a Plan participant may withdraw any portion of his or her Plan account to the extent vested.
LEVERAGED ESOP
In December 2004, the Plan’s ESOP debt was restructured and refinanced, (the “2004 refinancing”). The terms of the restructuring were determined pursuant to an arm’s length negotiation between Monsanto and an independent trust company as fiduciary for the Plan.
Under the terms of the 2004 refinancing, Monsanto committed to funding an additional $41 million to the Plan before Dec. 31, 2017, in addition to the contributions, dividends and share values that were to be allocated to participants’ accounts under the Plan after the refinancing. As of Dec. 31, 2012, the Plan had recorded an employer contribution receivable of $60 million and a deferred employer contribution of $60 million related to the 2004 refinancing agreement. In 2013, the employer contribution receivable and deferred employer contribution related to the 2004 refinancing have been fully satisfied through company matching cash contributions to the plan.
In November 2008, the Plan’s ESOP debt was again restructured and refinanced (the “2008 refinancing”) with a single ESOP promissory note to Monsanto, payable in the principal amount of $9.5 million, bearing interest at the rate of 4.20% per annum, and having a maturity date of Dec. 31, 2027 (the “4.20% Note”). The terms of the restructuring were determined pursuant to an arm’s length negotiation between Monsanto and an independent trust company as fiduciary for the Plan. In this role, the independent fiduciary determined that the restructuring, including certain financial commitments and enhancements that were or will be made in the future by Monsanto to benefit participants and beneficiaries of the Plan, was completed in accordance with the best interests of Plan participants.
As of Dec. 31, 2012, the 4.20% Note had an outstanding principal balance of zero; the loan was repaid in full as of Dec. 31, 2012. The borrowing was collateralized by the unallocated shares of Monsanto common stock in the ESOP suspense account. The minimum number of shares allocated to participant accounts under the ESOP in a given year was determined by the Plan’s net debt service (principal and interest) during that year relative to the total amount of the Plan’s remaining debt service as of the beginning of that year.
Under the terms of the 2008 refinancing, Monsanto committed to funding an additional $8 million to the Plan, in addition to the contributions, dividends and share values that were to be allocated to participants’ accounts under the Plan after the refinancing. As of Dec. 31, 2012, $5 million of the commitment remained and was required to be paid by Dec. 31, 2017, five years after the ESOP debt was repaid in full. As of Dec. 31, 2012, the Plan had recorded an employer contribution receivable of $5 million, and a deferred employer contribution of $5 million, related to the 2008 refinancing. The employer contribution receivable and deferred employer contribution was fully satisfied in August 2013 by a company non-elective cash contribution to the plan.

The Plan obtained the funds to repay the ESOP debt to Monsanto primarily through Company contributions to the Plan and dividends paid on Monsanto common stock held in the ESOP. In the year ended Dec. 31, 2012, the Plan paid ESOP principal and interest payments of $1.5 million solely through the use of dividends paid on Monsanto common stock held in the ESOP suspense account. While the ESOP debt repayments were made in three installments, shares of Monsanto common stock were released for allocation to participant accounts throughout the year. In the year ended Dec. 31, 2012, the Plan’s repayment of ESOP debt resulted in the release of approximately 551,000 equivalent shares of Monsanto common stock for allocation to participant accounts. As of Dec. 31, 2012, zero shares of Monsanto common stock remained unallocated.

VOTING RIGHTS
Participants have the right to instruct the Plan’s trustee how to vote the shares of Monsanto common stock represented by units in their accounts. The Trustee will vote the unallocated shares in the same proportion as the allocated shares on which they receive voting instructions from participants.
PARTICIPANT LOANS
Most Plan participants can obtain loans from their accounts for up to five years at an interest rate in effect as of the effective date of the loan, as determined by the Administrative Committee. A participant with a Plan account balance in excess of $2,000 may borrow up to the lesser of 50 percent of the total vested account balance less any outstanding loan balances at the time of the loan, $50,000 minus the participant’s highest outstanding loan balances during the last year, or 100 percent of his or her employee account value excluding the employer portion and any outstanding loan balances at the time of the loan. The

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MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

minimum loan is $1,000; generally, the maximum number of outstanding loans at any one time is two. No allowance for credit losses has been recorded as of Dec. 31, 2013, or Dec. 31, 2012. If a participant does not provide payment within the applicable cure period and fails to bring the delinquent payment current within the applicable cure period, the unpaid loan balance, plus accrued interest, is deemed distributed to the participant and the participant’s Plan account is reduced by the outstanding loan payment, all in accordance with Plan rules and procedures.
PAYMENT OF BENEFITS
On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a certain number of years. If employment is terminated before age 70½, participants can elect to defer receiving benefits if their vested account balance is greater than $1,000.
FORFEITED ACCOUNTS
At Dec. 31, 2013, and 2012, the value of forfeited non-vested accounts totaled $0.9 million and $1.2 million, respectively. As permitted by the terms of the Plan, during the Plan year ended Dec. 31, 2013, and Dec. 31, 2012, the Company determined to apply approximately $1.8 million and $2.5 million, respectively, of forfeited amounts to fund Company matching contributions.
RESCISSION OFFER
In May 2012, the Company discovered that it may have exceeded the amount of shares of common stock registered for offer and sale through the Monsanto Stock Funds investment option in the Plan and, therefore, inadvertently failed to maintain an effective SEC registration statement. The Company voluntarily made a rescission offer to Plan participants, which expired on July 27, 2012, and total resulting payments of less than $1 million were completed in 2012. The Company filed a new registration statement on Form S-8 on June 22, 2012, to register offers and sales under the Plan.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements and reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES
The Plan is invested in various types of financial assets including common stock, debt securities and investment contracts, the values of which are determined by market factors including but not limited to interest rates, overall market volatility, credit ratings and default rates. The investment values recorded in the financial statements as of Dec. 31, 2013, reflect the market environment, risks and uncertainties at that point in time. It is reasonably possible that subsequent changes in the market environment could result in investment values materially different from those shown in the financial statements.

FULLY BENEFIT-RESPONSIVE INVESTMENT AND INSURANCE CONTRACTS
The Stable Value Fund is invested in synthetic guaranteed investment contracts ("Synthetic GICs") and a guaranteed insurance contract, as described in Note 4 — Guaranteed Investment Contracts and Guaranteed Insurance Contract. In accordance with Financial Services - Investment Companies topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), the Statements of Net Assets Available for Benefits present the synthetic guaranteed investment contracts and the separate account insurance contract at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive investment and insurance contracts from fair value to contract value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment and insurance contracts. This is because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Changes in Net Assets Available for Benefits is presented at a contract value basis.
INVESTMENT VALUATION AND INCOME RECOGNITION
The Plan’s investments are stated at fair value. Common stock is valued at quoted market prices. The collective investment trust funds are stated at fair value as determined by the fund’s administrator based on the fair market value of the underlying

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MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

investments. When available, fair value is determined by quoted market prices. Amounts for securities that have no quoted market price represent estimated fair value. Debt securities without quoted market prices, including those held in the synthetic GICs and the separately held guaranteed insurance contract are generally valued based on yields currently available on comparable securities of issuers with similar credit ratings and similar maturities. See Note 6 — Fair Value Measurements — for further details.
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average cost method. In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation and depreciation on these investments.
The Plan uses certain financial derivative instruments to hedge, acquire or change equity, currency or fixed income positions/durations in the portfolio. However, the Plan’s guidelines do not allow for derivatives to be used to leverage portfolio exposure. All derivatives are recognized in the synthetic guaranteed investment contracts on the Statement of Net Assets Available for Benefits at fair value adjusted to contract value. Changes in fair value of a derivative are recorded currently in the Statement of Changes in Net Assets as interest income.
The Plan pays certain outside service provider expenses (e.g. recordkeeping and trustee fees) incurred in the operation of the Plan. All investment manager fees are paid by the Plan and are included in administrative and investment management expenses. Certain other expenses are paid by the Company.
NEW ACCOUNTING STANDARDS
In January 2013, the FASB issued an update to the Balance Sheet topic of the ASC. This update requires additional disclosure in tabular or other format, about the nature of the Plan's rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The new guidance is effective for reporting periods beginning on or after Jan. 1, 2013. Accordingly, Monsanto adopted this guidance for the Dec. 31, 2013 plan year, however the implementation did not result in a change to the financial statements.
In May 2011, the FASB issued an update to the Fair Value Measurements and Disclosures topic of the ASC. This update requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the update provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. Additional disclosure regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs for Level 3 measurements is required as well. The new guidance is effective for reporting periods beginning after Dec. 15, 2011. Accordingly, Monsanto adopted this guidance for the Dec. 31, 2012 plan year.
NOTE 3. NONPARTICIPANT-DIRECTED INVESTMENTS
All funds in the Plan are participant-directed except as noted below. In 2012, common stock — Monsanto Company included both participant and nonparticipant-directed investments and only the nonparticipant-directed portion is shown below. In 2012, previously unallocated ESOP shares of Monsanto common stock were allocated to participants accounts in the Monsanto Stock Fund. Beginning 2013, non-participant directed activity will no longer occur in the Monsanto Stock Fund because the ESOP debt has been repaid, no shares of Monsanto common stock remain as collateral for the loan, and all shares of Monsanto common stock and the dividends attributable thereto have been allocated to participant accounts. Participants may transfer any amounts from the Monsanto Stock Fund into any other investment option available under the Plan at any time.  Therefore, in 2013, the Company has shown the value of the Monsanto Stock Fund that was previously non-participant directed as a transfer out.
Information about the investments and the significant components of the changes in investments relating to the nonparticipant-directed investment amounts in the Plan (as of Dec. 31, 2013, and Dec. 31, 2012, and the year ended Dec. 31, 2013) is outlined in the table below.

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MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

	As of Dec. 31,
(Dollars in thousands)	2013	2012
Investments:
Cash and temporary investments	$950	$1,856
Common stock — Monsanto Company	—	528,714
Dividends and interest receivable	—	3,990
Total Investments	$950	$534,560

Year Ended
Dec 31, 2013
(Dollars in thousands)
Changes in Investments:
Interest income	$1
Dividends	13
Net depreciation	(155)
Administrative and investment management expenses	(1,413)
Benefit payments and transfers(1)	(532,056)
Changes in Investments	$(533,610)
(1) This amount includes the amount transferred out of non-participant directed investments in relation to the ESOP as discussed above.
NOTE 4. GUARANTEED INVESTMENT CONTRACTS AND GUARANTEED INSURANCE CONTRACT
The Stable Value Fund invests in Synthetic GICs and a separate account guaranteed insurance contract. The Synthetic GICs consist of an underlying portfolio of fixed income assets which are held by the trustee and owned by the plan and benefit-responsive wrap contracts (“Contracts”) issued by financial services companies.
The separate account guaranteed insurance contract is an investment contract with an insurance company. The insurance company owns the underlying assets, held in a separate account established for the sole benefit of the Plan's Stable Value Fund participants.
Separate, individual investment contracts were in place on Dec. 31, 2013, with Monumental Life Insurance Company, Metropolitan Life Insurance and Prudential Insurance Company. The Contracts provide that participants execute plan transactions at contract value. Contract value represents participant contributions made to the fund, plus earnings, less participant withdrawals.
Certain employer-initiated events such as a Plan merger or termination could limit the ability of the Plan to transact at contract value or could allow for the termination of the Contract at less than contract value. The Company believes that the occurrence of events that would cause the Plan to transact at less than contract value is probable of not occurring.

The following summarizes the contract value of the Synthetic GICs and the separate account guaranteed insurance contract as of Dec. 31, 2013, and Dec. 31, 2012.
Guaranteed Investment Contracts and Guaranteed Insurance Contract

	As of Dec. 31,
	2013	2012
(Dollars in thousands)
Metropolitan Life (separate account, guaranteed insurance contract)	$135,330	$131,620
Monumental Life Insurance Company	240,018	232,313
Prudential Insurance Company	177,410	171,395
Total	$552,758	$535,328
Each of the Contracts provide for the determination of a gross interest crediting rate (“Contract Rate”) which is reset quarterly based on the current yield and duration of the underlying fixed income portfolio and the spread between the market value and contract value of the underlying fixed income portfolio. The quarterly Contract Rate cannot be less than zero percent. The annualized composite Contract Rate of the three Contracts as of Dec. 31, 2013, and Dec. 31, 2012, was 2.97 percent and 3.78 percent, respectively. Participant accounts are credited with an interest rate which reflects the composite Contract Rates and the return of the transactional cash buffer portfolio. The annualized interest rate credited to participant accounts as of Dec. 31, 2013, and Dec. 31, 2012, was 2.90 percent and 3.59 percent, respectively.
NOTE 5. INVESTMENTS
Investments that represent more than 5 percent of the net assets available for benefits as of either Dec. 31, 2013, or Dec. 31, 2012, were as follows:

	As of Dec. 31,
	2013	2012
(Dollars in thousands)
Common stock — Monsanto Company (partially nonparticipant directed)	$935,410	$835,653
Collective investment funds:
Mellon Equity Index Fund	$194,706	$139,291

NOTE 6. FAIR VALUE MEASUREMENTS
The Plan determined the fair market values of its investments based on the fair value hierarchy established in the Fair Value Measurements and Disclosures topic of the ASC, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy contains three levels as follows, with Level 3 representing the lowest level of input:
Level 1 — Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2 — Values based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or model-based valuation techniques for which all significant assumptions are observable in the market.
Level 3 — Values generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques could include use of option pricing models, discounted cash flow models and similar techniques.

The following tables set forth by level the Plan’s investment assets that were accounted for at fair value on a recurring basis as of Dec. 31, 2013, and Dec. 31, 2012. As required by the Fair Value Measurements and Disclosures topic of the ASC, assets are classified in their entirety based on the lowest level of input that is a significant component of the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the classification of fair value assets within the fair value hierarchy levels.

	Fair Value Measurements at Dec. 31, 2013 Using
(Dollars in thousands)	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Offset	Balance as of Dec. 31, 2013
Investments at Fair Value:
Common Stock — Monsanto Company	$935,410	$—	$—	$—	$935,410
Cash and Temporary Investment Funds	—	80,004	—	—	80,004
Debt Securities:
U.S. Government Debt	—	12,006	—	—	12,006
U.S. Agency Debt:
U.S. Agency Debentures	—	551	—	—	551
U.S. Agency Mortgages	—	32,895	—	—	32,895
U.S. State & Municipal Debt	—	5,253	—	—	5,253
Foreign Government Debt	—	344	—	—	344
Foreign Corporate Debt	—	7,988	—	—	7,988
U.S. Corporate Debt	—	28,260	—	—	28,260
Asset-Backed Securities	—	2,007	—	—	2,007

Tables of Contents
MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Total Debt Securities	—	89,304	—	—		89,304
Common and Preferred Stock — Other:
Domestic Large Capitalization	579,279	—	—	—		579,279
International
Developed Markets	162,966	—	—	—		162,966
Emerging Markets	24,979	1,690	—	—		26,669
Total Common and Preferred Stock – Other	767,224	1,690	—	—		768,914
Collective Investment Funds:
Common Stock:
Domestic Large Capitalization	—	310,734	—	—		310,734
Domestic Small Capitalization	—	204,822	—	—		204,822
International	—	77,002	—	—		77,002
Debt Securities Funds	—	170,333	—	—		170,333
Total Collective Investment Funds	—	762,891	—	—		762,891
Synthetic Guaranteed Investment Contracts:
Cash and Temporary Investments	—	44,509	—	(30,078)	(1)	14,431
Debt Securities:
U.S. Government Debt	—	122,247	—	—		122,247
U.S. Agency Debt:
U.S. Agency Debentures	—	15,547	—	—		15,547
U.S. Agency Mortgages	—	126,741	—	—		126,741
U.S. State & Municipal Debt	—	5,675	—	—		5,675
Foreign Government Debt	—	323	—	—		323
U.S. Corporate Debt	—	96,679	—	—		96,679
Foreign Corporate Debt	—	15,579	—	—		15,579
Mortgage-Backed Securities	—	7,428	—	—		7,428
Asset-Backed Securities	—	21,700	—	—		21,700
Derivative Instruments related to:
Futures	507	—	—	(507)	(2)	—
Total Synthetic Guaranteed Investment Contracts	507	456,428	—	(30,585)		426,350
Guaranteed Insurance Contract Held Separately:
Cash & Temporary Investments	—	1,109	—	—		1,109
Debt Securities:
U.S. Government Debt	—	84,846	—	—		84,846
U.S. Agency Debentures	—	4,161	—	—		4,161
U.S. Corporate Debt	—	40,903	—	—		40,903
Foreign Corporate Debt	—	9,207	—	—		9,207
Foreign Government Debt	—	271	—	—		271
Total Guaranteed Insurance Contract Held Separately	—	140,497	—	—		140,497
Total Investments at Fair Value	$1,703,141	$1,530,814	$—	$(30,585)		$3,203,370

(1)	Offset for cash & temporary investments held within the synthetic guaranteed investment contracts represents unsettled pending purchases and sales.

(2)	Derivative futures have been offset by cash collateral held by the counterparty.

Tables of Contents
MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

	Fair Value Measurements at Dec. 31, 2012 Using
(Dollars in thousands)	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Offset		Balance as of Dec. 31, 2012
Investments at Fair Value:
Common Stock — Monsanto Company	$835,653	$—	$—	$—		$835,653
Cash and Temporary Investment Funds	—	59,662	—	—		59,662
Debt Securities:
U.S. Government Debt	—	12,973	—	—		12,973
U.S. Agency Debt:
U.S. Agency Debentures	—	781	—	—		781
U.S. Agency Mortgages	—	17,176	—	—		17,176
U.S. State & Municipal Debt	—	4,106	—	—		4,106
Foreign Government Debt	—	352	—	—		352
Foreign Corporate Debt	—	3,610	—	—		3,610
U.S. Corporate Debt	—	21,863	—	—		21,863
Asset-Backed Securities	—	1,752	—	—		1,752
Total Debt Securities	—	62,613	—	—		62,613
Common and Preferred Stock — Other:
Domestic Large Capitalization	403,711	—	—	—		403,711
International Developed Markets	126,436	—	—	—		126,436
Emerging Markets	24,550	1,706	—	—		26,256
Total Common and Preferred Stock – Other	554,697	1,706	—	—		556,403
Collective Investment Funds:
Common Stock:
Domestic Large Capitalization	—	217,267	—	—		217,267
Domestic Small Capitalization	—	126,744	—	—		126,744
International	—	60,115	—	—		60,115
Debt Securities Funds	—	173,396	—	—		173,396
Total Collective Investment Funds	—	577,522	—	—		577,522
Synthetic Guaranteed Investment Contracts:
Cash and Temporary Investments	—	52,267	—	(24,703)	(1)	27,564
Debt Securities:
U.S. Government Debt	—	141,550	—	—		141,550
U.S. Agency Debt:
U.S. Agency Debentures	—	22,109	—	—		22,109
U.S. Agency Mortgages	—	105,599	—	—		105,599
U.S. State & Municipal Debt	—	4,649	—	—		4,649
Foreign Government Debt	—	981	—	—		981
U.S. Corporate Debt	—	101,600	—	—		101,600
Foreign Corporate Debt	—	8,085	—	—		8,085
Mortgage-Backed Securities	—	1,649	—	—		1,649
Asset-Backed Securities	—	15,806	—	—		15,806
Derivative Futures	131	—	—	(131)	(2)	—
Total Synthetic Guaranteed Investment Contracts	131	454,295	—	(24,834)		429,592
Guaranteed Insurance Contract Held Separately:
Debt Securities:
Cash & Temporary Investments	—	5,195	—	—		5,195

Tables of Contents
MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

U.S. Government Debt	—	86,865	—	—	86,865
U.S. Agency Debentures	—	3,511	—	—	3,511
U.S. Corporate Debt	—	38,642	—	—	38,642
Foreign Corporate Debt	—	7,285	—	—	7,285
Total Guaranteed Insurance Contract Held Separately	—	141,498	—	—	141,498
Total Investments at Fair Value	$1,390,481	$1,297,296	$—	$(24,834)	$2,662,943

(1)	Offset for cash & temporary investments held within the synthetic guaranteed investment contracts represents unsettled pending purchases and sales.

(2)	Derivative futures have been offset by cash collateral held by the counterparty.

For the year ended Dec. 31, 2013, there were no significant transfers in or out of Levels 1, 2 or 3. For the year ended Dec. 31, 2012, there were no significant transfers in or out of Levels 1 or 2.
Level 3 Gains and Losses — The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the year ended Dec. 31, 2012. There were no changes in the fair value of the Plan's Level 3 investment assets for the year ended Dec. 31, 2013. As reflected in the table below, the net realized/unrealized gain on Level 3 investment assets and investment liabilities was less than $1 million.

Fair Value Measurements Using Significant Unobservable Inputs
(Dollars in thousands)	Common and Preferred Stock — Other: Domestic Large Capitalization
Fair Value at Jan. 1, 2012	$457
Total Realized / Unrealized Gains / (Losses)	(116)
Purchases	—
Settlements	—
Net Transfers Into / (Out of) Level 3 (1)	(341)
Fair Value at Dec. 31, 2012	$—
Net Unrealized Gains (Losses) Still Held Included in Earnings(2)	$—

(1)	Represents equities securities that were not previously publicly traded prior to 2012. They were issued and traded on public markets in 2012 and as such were transfered to Level 1.

(2)
Represents the amount of total gains or losses for the period, included in Net Appreciation in fair value of Investments on the Statement of Changes in Net Assets Available for Benefits, attributable to change in unrealized gains (losses) relating to assets and liabilities classified as Level 3 that are still held at Dec. 31, 2012.

For assets that are measured using quoted prices in active markets, the total fair value is the published market price per unit multiplied by the number of units held without consideration of transaction costs, which have been determined to be immaterial. Assets that are measured using significant other observable inputs are primarily valued by reference to quoted prices of markets that are not active. The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and temporary investments: The carrying value of cash equivalents approximates fair value as maturities are less than three months, and temporary investments (maturities less than 12 months) primarily consist of fixed income deposits and commercial paper which are measured at fair value using observable inputs in an active market. A large portion of the Plan’s temporary investments are short-term collective investment funds—these commingled pools are in turn comprised of short-term fixed income assets that trade on a regular basis in active markets. However, because the commingled vehicles lack any formal listing or associated price quotes, they are classified as Level 2. Other temporary investment holdings are fixed income holdings with maturities of less than 12 months. Because these bonds are not traded on listed exchanges, yet do have observable valuation inputs, these are classified as Level 2 assets.
Debt securities: Debt securities assets consist of U.S. and foreign corporate credit, U.S. and foreign government issues (including related Agency Debentures and Mortgages), mortgage-backed securities, asset-backed securities and U.S. State and Municipal securities. U.S. treasury and U.S government agency bonds, as well as foreign government issues, are generally priced by institutional bids, which reflect estimated values based on underlying model frameworks at various dealers and vendors. While some corporate issues are formally listed on exchanges, dealers exchange bid and ask offers to arrive at executed transaction prices. Collateralized securities (both mortgage-backed and asset-backed) are valued using models with readily observable market data as inputs. All Foreign Government and Foreign Corporate Debt securities are denominated in

Tables of Contents
MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

U.S. dollars. Although most of the debt securities held in the Plan are included in Synthetic GICs and the separately held guaranteed insurance contract in the Statements of Net Assets Available for Benefits, there are other debt securities held outside the Synthetic GICs and separate account insurance contract. All debt securities included in the Plan are classified as Level 2.
Common and Preferred stock and Monsanto Company Stock: The Plan’s common stock consists of investments in listed U.S. and foreign company stock, including Monsanto stock. These investments include both small-capitalization stocks (defined as companies with market capitalizations less than $2 billion) and large-capitalization stocks (companies with market capitalizations greater than $2 billion) as well as international developed and emerging markets. All such investments that are valued using observable, unadjusted quoted prices from the various public stock exchanges, both domestic and foreign (e.g., NYSE, NASDAQ, LSE), represent active market trades and are classified as Level 1. Some common and preferred stock holdings are valued based on quoted prices for similar instruments in active markets, and thus are classified as Level 2.

Collective investment funds: Some investment options are structured as commingled pools, or funds—this encompasses the International Equity Fund, the Equity Index Fund, the Value Equity Fund, the Small-Cap Growth Equity Fund, the Small-Cap Value Equity Fund, the Treasury Inflation-protected Securities Fund (TIPS), and the pre-mix portfolios (Conservative, Moderate, Moderate Aggressive and Aggressive). These funds are comprised of other broad asset category types, such as common and preferred stock, debt securities, derivatives and cash and temporary investments (see related sections). Irrespective of the underlying securities that comprise these collective funds, the funds themselves lack a formal listed market or publicly available quotes, and are therefore all classified as Level 2.
Synthetic guaranteed investment contracts and guaranteed insurance contract: The assets in this category represent the Stable Value Fund investment option. Almost all underlying assets are comprised of cash and temporary investments, debt securities and derivatives (see related sections). Assets within the Synthetic GICs and guaranteed insurance contract are assessed individually to assign level determination for the purposes of the Fair Value Measurements and Disclosures topic of the ASC, the discussion of which is incorporated into the appropriate asset categories.
Derivatives: The Plan holds interest rate futures contacts. Derivative securities are included within the GICs on the Statements of Net Assets Available for Benefits. Interest rate futures, and all listed options are measured at fair value using quoted market prices and are classified as Level 1.
NOTE 7. FINANCIAL INSTRUMENTS
During the years ended Dec. 31, 2013, and Dec. 31, 2012, the Plan at times utilized exchange-traded financial futures (fixed income interest rate and equity index), as well as options on similar underlying futures contracts. Derivatives are used at the discretion of those managers so authorized to help meet the objectives of the portfolios, and to manage exposures to interest rate sensitivity and market fluctuations. Other intended uses included creating synthetic market exposures, altering aggregate bond portfolio duration, or temporarily hedging certain exposures within the portfolio. The Plan’s investment policy states that financial instruments are neither held nor issued by the Plan for trading purposes, and no instruments may be used in such a manner that creates financial leverage, whereby the notional value of derivative contracts at inception of the derivative exceeds the fair value of the total being hedged. The fair values of all derivatives are included under Synthetic GICs on the Statements of Net Assets Available for Benefits. Gains or losses on derivatives are recognized as interest in the Statement of Changes in Net Assets Available for Benefits.
As of Dec. 31, 2013, and Dec. 31, 2012, the Plan held standardized interest rate futures. Derivative securities are included within the Synthetic GICs on the Statements of Net Assets Available for Benefits. Interest rate futures are measured at fair value using quoted market prices.

The notional amounts of the Plan’s derivative instruments outstanding as of Dec. 31, 2013, and Dec. 31, 2012, were as follows:

	As of Dec. 31,
(Dollars in thousands)	2013	2012
Derivatives Not Designated as Hedges:
Interest rate futures(1)	$(33,390)	$(27,348)
Total Derivatives	$(33,390)	$(27,348)

(1)	Interest rate futures were held in a net short position at Dec. 31, 2013, and 2012, and shown as a negative amount.

Tables of Contents
MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

The fair values of the Plan’s derivative instruments outstanding as of Dec. 31, 2013, and Dec. 31, 2012, were as follows:

		As of Dec. 31,
(Dollars in thousands)	Net Assets Available for Benefits Location	2013	2012
Derivatives Not Designated as Hedges:
Interest rate futures	Synthetic guaranteed investment contract(1)	$507	$131
Total Asset (Liability) Derivatives		$507	$131

(1)
As allowed by the Derivatives and Hedging topic of the ASC, futures derivative assets have been offset by cash collateral held by the counterparty. Therefore, all derivatives are included in Synthetic GICs within the Statements of Net Assets Available for Benefits. See Note 6 — Fair Value Measurements — for a reconciliation to amounts reported in the Statements of Net Assets Available for Benefits as of Dec. 31, 2013, and Dec. 31, 2012.

The gains and losses on the Plan’s derivative instruments for the years ended Dec. 31, 2013, and Dec. 31, 2012, were as follows:

	Amount of Gain (Loss) Recognized Year Ended Dec. 31,
(Dollars in thousands)	2013	2012	Changes in Net Assets Available for Benefits Classifications
Derivatives Not Designated as Hedges:
Interest rate futures	$1,359	$(865)	Interest
Foreign currency forwards	6	2	Interest
Equity contracts	8	86	Interest
Total Derivatives Not Designated as Hedges	$1,373	$(777)
Total Derivatives	$1,373	$(777)
NOTE 8. INFORMATION REGARDING TAX STATUS
On Oct. 17, 2003, the IRS issued Monsanto a favorable determination letter stating that the Plan as then designed, was qualified for federal income tax purposes in compliance with section 401(a) of the Internal Revenue Code (“IRC”). Pursuant to IRS procedures, on Jan. 9, 2008, Monsanto filed an application for a new determination letter for the Plan, which was amended and restated effective Jan. 1, 2006. In response to the Jan. 9, 2008 filing, on Aug. 15, 2013, the IRS issued Monsanto a favorable determination letter with respect to the Plan as amended and restated effective Jan. 1, 2006. Notwithstanding the then pending application as to the Jan. 1, 2006 version of the Plan and pursuant to IRS procedures, on Jan. 31, 2013, Monsanto filed an application for a new determination letter for the Plan, which was amended and restated effective June 1, 2012.  The Company believes that the Plan is currently designed in compliance with the applicable requirements of the IRC, and the Administrative Committee believes that the Plan is being operated in accordance with its terms. Therefore, no provision for income taxes has been included in the Plan's financial statements.
The Plan is subject to routine audits; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE 9. PRIORITIES UPON TERMINATION OF THE PLAN
If the Plan is terminated, all participants’ account balances will be fully vested, and all participants would then be entitled to a full distribution of their account balances in accordance with ERISA and the Internal Revenue Code as more fully described and set forth in the Plan document.
NOTE 10. PARTY-IN-INTEREST INVESTMENTS AND TRANSACTIONS
The Company is not aware of any nonexempt prohibited transactions with parties-in-interest during the period from Jan. 1, 2013, to Dec. 31, 2013.
As of Dec. 31, 2013, and Dec. 31, 2012, the Plan holds $935 million and $836 million, respectively, of common stock of Monsanto, the Plan sponsor.
Monsanto was the holder of the Plan’s ESOP debt. During 2013, the Company paid approximately $8 million in dividends with respect to shares held by the ESOP.

Tables of Contents
MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Certain Plan investments are units of collective investment funds managed by Northern specifically for employee benefit trusts. Northern is also the Plan trustee as defined by the Plan and, therefore, these collective investment funds qualify as exempt party-in-interest investments. Fees for Northern’s investment management services are paid by the Plan as described in Note 2 — Summary of Significant Accounting Policies.
FMR Corp. and its affiliates (individually and collectively, “Fidelity”) own less than six percent of the Company's outstanding common stock. Fidelity Workplace Investing, LLC, a subsidiary of FMR Corp., currently provides recordkeeping, third party administrative and other plan-related services to or on behalf of the Plan.
NOTE 11. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of the Plan’s investments at fair value per the financial statements with the investments as reported on the Form 5500 Schedule of Assets as of Dec. 31, 2013, and 2012.

	As of Dec. 31,
(Dollars in thousands)	2013	2012
Net assets available for benefits:
Investments, at fair value per financial statements	$3,203,370	$2,662,943
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(14,089)	(35,762)
Loans to participants	29,830	28,764
Total investments per Form 5500 Schedule of Assets (Held at End of Year)	$3,219,111	$2,655,945
NOTE 12. SUBSEQUENT EVENTS
Effective Jan. 1, 2014, a new employee or re-hire eligible to participate in SIP is automatically enrolled in the Plan at a five percent before-tax salary deferral rate applied to the participant's non-incentive eligible pay, 45 days after date of hire or rehire (or for temporary employees hired on or after July 1, 2007, 45 days after completing 1,000 hours of service) unless, within such 45 day period he or she elects a different salary deferral rate or elects not to participate.

Effective Jan. 1, 2014, the SIP has an automatic salary deferral rate increase feature applicable to participants who had been automatically enrolled in the Plan for at least six months as of the last day of the prior Plan year and have not made changes to their salary deferral rate. With respect to those participants, on January 10th of each Plan year, the before-tax salary deferral rate applicable to his or her non-incentive eligible pay will be increased by one percent, up to a maximum before-tax rate of eight percent, unless the participant elects to opt out of the automatic increase feature, elects a different percentage salary deferral rate or elects to not participate in the Plan.

*****

MONSANTO SAVINGS AND INVESTMENT PLAN
EIN 43-1878297
SUPPLEMENTAL SCHEDULE 1
Form 5500, Schedule H, Part IV, Line 4i –
Schedule of Assets (Held at End of Year) as of Dec. 31, 2013

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-13

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
1ST NIAGARA FINL GROUP INC NEW COM	6,800	75,222	72,216
1ST QUANTUM MINLS COM NPV	21,670	463,912	390,366
5TH 3RD BANCORP COM	35,100	494,776	738,153
ABBOTT LAB COM	28,718	1,021,859	1,100,761
ABBVIE INC COM USD0.01	25,020	952,474	1,321,306
ACCOR EUR3	17,320	706,059	818,607
ACTAVIS PLC COM	9,280	1,258,941	1,559,040
ADOBE SYS INC COM	68,906	3,016,242	4,126,091
ADR AEGON N V NY REGISTRY SHS SHS	227,318	1,628,581	2,154,975
ADR ARM HLDS PLC SPONSORED ISIN US0420681068	43,793	1,953,837	2,397,229
ADR ASML HLDG NV NY REG 2012 (POST REV SPLIT)	17,950	1,666,838	1,681,915
ADR ASTRAZENECA PLC SPONSORED ADR UK	12,100	592,859	718,377
ADR BAIDU INC SPONSORED ADR	12,889	1,790,349	2,292,695
ADR COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SAO PAULO SABESP SPONSORED ADR	38,300	533,605	434,322
ADR CTRIP COM INTL LTD ADS AMERICAN DEP SHS	11,900	571,752	590,478
ADR EMBRAER S A SPONSORED ADR REPSTG 4 COM SHS	30,140	885,737	969,905
ADR FOMENTO ECONOMICO MEXICANA SAB DE CV	5,510	322,733	539,264
ADR GLAXOSMITHKLINE PLC SPONSORED ADR	103,000	4,735,538	5,499,170
ADR HDFC BK LTD ADR REPSTG 3 SHS	27,200	947,122	936,768
ADR HSBC HLDGS PLC SPONSORED ADR NEW	19,378	1,326,168	1,068,309
ADR ICICI BK LTD	29,430	1,475,158	1,093,913
ADR INDUSTRIA DE DISENO TEXTIL INDITEX SA ADR ADR	23,030	457,193	760,451
ADR KB FINL GROUP INC SPONSORED ADR REPSTG 1 COM SH ADR	16,770	784,642	679,353
ADR NOKIA CORP SPONSORED ADR	370,000	2,396,699	3,000,700
ADR NOVARTIS AG	86,400	4,761,462	6,944,832
ADR NOVO-NORDISK A S ADR	4,319	554,718	797,978
ADR PANASONIC CORP ADR ADR	108,000	1,180,625	1,259,280
ADR PETROLEO BRASILEIRO SA PETROBRAS SPONSORED ADR	48,800	937,325	672,464
ADR PETROLEO BRASILEIRO SA PETROBRAS SPONSORED ADR REPSTG PFD SHS	48,397	1,193,517	710,952
ADR ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG B SHS	42,300	2,802,761	3,177,153
ADR SBERBANK RUSSIA SPONSORED ADR	57,400	700,393	721,518
ADR SWATCH GROUP AG ADR	16,919	542,515	561,711
ADR TEVA PHARMACEUTICAL INDS	31,395	1,364,566	1,258,312
ADR TOTAL SA	18,300	923,970	1,121,241

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-13

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
ADR UNILEVER PLC SPONSORED ADR NEW	27,000	895,841	1,112,400
ADR VALE S A ADR REPSTG PFD PREF ADR	16,394	422,532	229,680
ADR VODAFONE GROUP PLC NEW SPONSORED ADR	79,300	1,783,650	3,117,283
ADT CORP COM	52,950	1,911,633	2,142,887
AECOM TECHNOLOGY CORP DELAWARE COM	4,500	149,229	132,435
AES CORP COM	44,700	556,087	648,597
AETNA INC	4,400	219,020	301,796
AFFILIATED MANAGERS GROUP INC COM STK	7,240	1,266,753	1,570,211
AGGREKO ORD GBP0.13708387	20,400	542,211	577,428
AIA GROUP LTD USD1.00	178,400	521,836	895,020
AKAMAI TECHNOLOGIES INC COM STK	20,400	785,733	962,472
AKZO NOBEL NV EUR2	26,420	1,451,380	2,051,083
ALCOA INC COM STK	14,100	128,082	149,883
ALEXION PHARMACEUTICALS INC COM	29,468	3,032,293	3,921,012
ALGETA ASA NOK0.50	9,900	370,092	585,497
ALLERGAN INC COM	8,819	690,516	979,615
ALLIANCE DATA SYS CORP COM	10,910	2,010,321	2,868,566
ALLIANT TECHSYSTEMS INC COM	5,500	546,743	669,240
ALLIANZ SE (SE SOCIETAS EUROPEAE)	5,010	624,188	899,875
ALLIED WORLD ASSURANCE COMPANYHOLDINGS AG COMMON STOCK	4,900	444,593	552,769
ALLSTATE CORP COM	34,700	1,242,694	1,892,538
ALSTOM EUR7.0	16,150	692,798	589,172
AMAZON COM INC COM	32,502	6,725,376	12,961,473
AMDOCS ORD GBP0.01	15,300	528,772	630,972
AMER ELEC PWR CO INC COM	14,200	592,524	663,708
AMER FINL GROUP INC OH COM STK	7,100	368,876	409,812
AMERICAN INTERNATIONAL GROUP INC COM	64,300	2,368,789	3,282,515
AMERICAN TOWER CORP	8,343	458,563	665,938
AMERIPRISE FINL INC COM	1,100	57,057	126,555
AMERISOURCEBERGEN CORP COM	9,300	428,839	653,883
AMERN INTL GROUP 4.25% DUE 09-15-2014	100,000	99,448	102,500
AMGEN INC COM	5,500	446,285	627,880
ANADARKO PETRO CORP COM	5,731	430,400	454,583
ANHEUSER-BUSCH INBEV NV	11,030	705,318	1,174,258

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-13

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
ANHUI CONCH CEMENT 'H'CNY1	179,500	567,091	665,565
ANTERO RES CORP COM	4,800	247,870	304,512
AOL INC COM STK	17,530	452,522	817,249
AOL TIME WARNER 7.625% DUE 04-15-2031	275,000	304,718	348,031
AOL TIME WARNER 7.7% DUE 05-01-2032	594,000	651,035	762,679
AON PLC COM	23,680	1,876,743	1,986,515
APACHE CORP COM	35,000	2,972,957	3,007,900
APPLE INC COM STK	14,417	3,491,772	8,089,523
ARCHER-DANIELS-MIDLAND CO COM	3,600	148,788	156,240
ARROW ELECTR INC COM	6,200	328,358	336,350
ASSURANT INC COM	10,600	491,947	703,522
ASTELLAS PHARMA NPV	10,700	556,648	634,232
ASTRA INTL IDR50	997,000	583,670	557,075
AT&T CORP USD SR NT VAR RATE DUE 11-15-2031/11-14-2031 BEO	500,000	597,354	665,464
AT&T INC COM	8,400	253,881	295,344
ATLAS COPCO AB SER'A'NPV	25,470	577,666	707,081
AVIVA ORD GBP0.25	165,010	1,065,792	1,229,020
AVNET INC COM	8,400	309,322	370,524
AXA EUR2.29	78,380	1,468,341	2,182,755
AXIS CAPITAL HOLDINGS LTD COM USD0.0125	12,300	532,456	585,111
BAC CAP TR XI 6.625% DUE 05-23-2036	825,000	913,904	886,411
BAE SYSTEMS ORD GBP0.025	132,370	727,005	953,684
BAKER HUGHES INC COM	66,200	2,652,429	3,658,212
BANK AMER CORP 7.625% DUE 06-01-2019	725,000	876,323	899,237
BANK NEW YORK MELLON CORP COM STK	157,200	4,102,814	5,492,568
BANK OF AMERICA CORP	437,155	4,548,592	6,806,503
BANK ONE CAP III 8.75% DUE 09-01-2030	350,000	422,216	448,508
BANK RAKYAT INDONESIA PERSER	691,000	471,363	411,647
BARCLAYS ORD GBP0.25	178,812	706,786	805,400
BAYER AG NPV (REGD)	19,487	1,350,062	2,737,573
BB&T CORP COM	44,500	873,266	1,660,740
BBVA(BILB-VIZ-ARG) EUR0.49	70,859	742,776	873,684
BELLE INTERNATIONA HKD0.01	331,000	579,992	382,921
BEST BUY INC COM STK	56,220	1,976,626	2,242,054

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-13

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
BG GROUP ORD GBP0.10	48,900	983,447	1,050,853
BHP BILLITON LTD NPV	37,530	1,678,340	1,275,560
BIOGEN IDEC INC COM STK	30,720	5,454,338	8,593,920
BIOMARIN PHARMACEUTICAL INC COM ISIN CH0008107010	9,459	600,262	664,684
BM&FBOVESPA SA COM NPV	79,800	525,225	374,097
BNP PARIBAS EUR2	21,310	956,869	1,663,477
BNSF RY CO 2006-2 5.629% DUE 04-01-2024	172,862	172,862	191,152
BOEING CO COM	30,812	2,167,229	4,205,530
BORG WARNER INC COM	25,330	899,045	1,416,200
BOSTON PROPERTIES LP DTD 4-19-2010 5.625DUE 11-15-2020	250,000	262,301	281,261
BOSTON SCIENTIFIC CORP COM	248,440	2,760,824	2,986,249
BP ORD USD0.25	104,160	769,319	841,959
BR PROPERTIES SA COMSTK	45,000	435,433	354,774
Brazilian real	3	3	3
BRF SA COM NPV	15,000	228,202	313,129
BRISTOL MYERS SQUIBB CO COM	51,264	2,348,293	2,724,682
BRITISH AMERICAN TOBACCO ORD GBP0.25	16,890	673,245	905,800
British pound sterling	14,185	14,185	14,185
BSTN PPTYS LTD 3.125% DUE 09-01-2023	225,000	223,603	205,513
BSTN PPTYS LTD 3.8% DUE 02-01-2024	150,000	149,541	143,844
BSTN PPTYS LTD 4.125% DUE 05-15-2021	200,000	191,964	204,319
BSTN PPTYS LTD 5.625% DUE 04-15-2015	100,000	98,562	106,102
BURBERRY GROUP ORD GBP0.0005	23,670	417,717	594,324
BURL NORTHN SANTA 3.05% DUE 09-01-2022	700,000	696,535	656,316
BURL NORTHN SANTA 8.251% DUE 01-15-2021	244,197	250,467	289,828
CA INC COM	10,100	281,906	339,865
CADENCE DESIGN SYS INC COM	44,000	337,297	616,880
CALIFORNIA ST 7.3% 10-01-2039 BEO TAXABLE	375,000	490,374	471,596
CALIFORNIA ST 7.5% 04-01-2034 BEO TAXABLE	800,000	831,666	1,018,016
CALIFORNIA ST 7.625% 03-01-2040 BEO TAXABLE	150,000	183,474	197,487
CALIFORNIA STATE 7.55 MUN BDS DUE 04-01-2039 USD5000	475,000	470,843	615,595
Canadian dollar	9,244	9,244	9,244
CANADIAN PAC RY LTD COM CANADIAN PACIFICRAILWAY LTD	4,253	489,893	643,564
CAP 1 FINL CORP 3.5% DUE 06-15-2023	875,000	807,083	821,370

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-13

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
CAP 1 FINL CORP 4.75% DUE 07-15-2021	75,000	85,325	79,751
CAP 1 FNCL COM	141,900	6,420,664	10,870,959
CAPITALAND LTD NPV	197,000	563,258	472,763
CARDINAL HLTH INC	23,200	1,389,549	1,549,992
CARMAX INC COM	21,800	398,744	1,025,036
CARNIVAL CORP COM PAIRED	8,200	266,316	329,394
CBOE HOLDINGS INC COM	7,700	338,993	400,092
CBRE GROUP INC CL A CL A	6,200	146,587	163,060
CDN NATL RAILWAYS COM NPV	15,300	515,253	872,064
CDN NATURAL RESOURCES COMMON STOCK	20,090	803,577	679,562
CELANESE CORP DEL COM SER A STK	38,700	1,665,723	2,140,497
CELGENE CORP COM	30,079	3,601,546	5,082,148
CF INDS HLDGS INC COM	700	126,485	163,128
CHASESERIES 2012-8 NT CL A .54 DUE 10-16-2017	820,000	819,696	818,883
CHEUNG KONG(HLDGS) HKD0.50	85,000	1,289,082	1,341,802
CHEVRON CORP COM	39,611	3,667,950	4,947,810
CHINA LIFE INSURANCE CO 'H' CNY1	306,000	753,546	957,021
CHINA MOBILE LTD HKD0.10	71,000	749,342	736,212
CHINA RESOURCES LAND HKD0.10	200,000	413,810	495,760
CHINA TELECOM CORP LTD 'H'CNY1	1,930,000	1,020,685	975,734
CHIPOTLE MEXICAN GRILL INC COM STK	2,669	690,202	1,421,990
CHUBB CORP COM	7,900	678,661	763,377
CIA ENERG MG-CEMIG PRF BRL5.00	55,042	482,457	326,856
CIE DE ST-GOBAIN EUR4	20,130	781,933	1,108,832
CIGNA CORP 5.375% DUE 02-15-2042	125,000	144,835	129,963
CIGNA CORP 5.875% DUE 03-15-2041	75,000	85,677	82,729
CIGNA CORP 7.875 DEB DUE 05-15-2027	300,000	373,960	373,098
CIGNA CORP 8.5% DUE 05-01-2019	100,000	131,961	127,761
CIGNA CORP CIGNA CORP 5.375% DUE 03-15-2017/03-15-2007	150,000	162,357	166,222
CIGNA CORP NT DTD 07/23/1998 STEP UP DUE1-15-33 BEO 8.3 TIL 1-15-23 8.08 AFTER	100,000	123,537	120,634
CIGNA CORPORATION	28,400	1,732,756	2,484,432
CITIGROUP CAP XIII 7.875% TR PFD SECS FIXED/FLTG	31,770	860,335	865,733
CITIGROUP INC 4.05% DUE 07-30-2022	175,000	178,215	173,050
CITIGROUP INC COM NEW COM NEW	36,584	1,228,546	1,906,392

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-13

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
CITIGROUP INC GLOBAL SR NT FLTG RATE DUE05-15-2018 REG	475,000	381,313	494,696
CLIFFS NAT RES INC COM STK	11,000	273,296	288,310
COACH INC COM	45,500	2,374,613	2,553,915
COBALT INTL ENERGY INC COM	85,500	1,631,863	1,406,475
COCA COLA CO COM	37,365	1,269,425	1,543,548
COGNIZANT TECH SOLUTIONS CORP CL A	13,200	916,664	1,332,936
COMCAST CORP NEW 5.85% DUE 11-15-2015	100,000	100,332	109,408
COMCAST CORP NEW 5.9% DUE 03-15-2016	225,000	224,690	248,488
COMCAST CORP NEW 6.3% DUE 11-15-2017	200,000	200,076	232,927
COMCAST CORP NEW CL A SPL CL A SPL	6,000	115,537	299,280
COMCAST CORP NEW-CL A	195,425	4,630,579	10,155,260
COMERICA INC COM	5,700	244,308	270,978
COMMERZBANK AG NPV	46,590	547,982	751,767
COMPUTER SCI CORP COM	24,000	947,160	1,341,120
CONCHO RES INC COM STK	5,677	463,079	613,116
CONOCOPHILLIPS COM	13,900	827,924	982,035
CONSTELLATION BRANDS INC CL A CL A	45,070	2,236,986	3,172,027
CORNING INC COM	237,500	3,141,691	4,232,250
COSTCO WHOLESALE CORP NEW COM	10,133	767,784	1,205,928
COVIDIEN PLC USD0.20(POST CONSLDTN)	4,100	183,400	279,210
COX COMMUNICATIONS 2.95% DUE 06-30-2023	550,000	519,110	480,613
COX COMMUNICATIONS 5.45% DUE 12-15-2014	24,000	23,808	25,081
COX COMMUNICATIONS 5.5% DUE 10-01-2015	275,000	275,166	295,180
CREDICORP LTD COM STK	3,080	438,714	408,808
CREDIT SUISSE AG CHF0.04(REGD)	50,677	1,421,180	1,553,901
CRH ORD EUR0.32(DUBLIN LISTING)	45,820	864,357	1,155,419
CROWN CASTLE INTL CORP COM STK	35,858	1,949,249	2,633,053
CUBIST PHARMACEUTICALS INC COM	3,000	193,508	206,610
CUMMINS INC	6,900	570,111	972,693
D R HORTON INC COM	39,400	804,255	879,408
DANAHER CORP COM	31,622	1,183,650	2,441,218
DBS GROUP HLDGS NPV	93,000	1,006,600	1,259,544
DELTA AIR LINES INC DEL COM NEW COM NEW	82,790	1,706,003	2,274,241

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-13

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
DEUTSCHE LUFTHANSA ORD NPV (REGD)(VINK)	40,450	805,213	859,481
DEUTSCHE POST AG NPV(REGD)	16,530	314,548	603,604
DIAGEO PLC SPONSORED ADR NEW	5,102	642,010	675,607
DIAMOND OFFSHORE DRILLING INC COM	6,700	465,431	381,364
DISCOVER FINL SVCS COM STK	14,300	458,461	800,085
DISCOVERY COMMUNICATIONS INC NEW COM SERA STK	31,449	2,475,089	2,843,619
DISCOVERY COMMUNICATIONS INC NEW COM SERC COM SER C	11,000	771,084	922,460
DISH NETWORK CORP CL A COM STK	37,800	1,144,036	2,189,376
DOLLAR TREE INC COM STK	28,015	1,323,490	1,580,606
DOMTAR CORP COM NEW COM NEW	4,675	307,981	441,040
DOW CHEM CO 7.375% DUE 11-01-2029	575,000	625,736	738,940
DOW CHEM CO 8.55 DUE 05-15-2019	217,000	228,505	280,189
DOW CHEM CO NT 9.4 DUE 05-15-2039	75,000	74,672	112,043
DOW CHEMICAL CO COM	43,900	1,343,828	1,949,160
DR REDDYS LABS LTD ADR REPSTG 1/2 SH	11,700	459,050	480,051
DUNKIN BRANDS GROUP INC COM	12,639	371,251	609,200
E.ON SE NPV	22,630	726,425	418,320
EAST JAPAN RAILWAY CO NPV	8,500	550,881	677,703
EATON CORP OHIO 1.5 DUE 11-02-2017	50,000	49,946	49,017
EATON CORP OHIO 2.75% DUE 11-02-2022	150,000	149,496	139,929
EATON CORP PLC COM USD0.50	46,695	2,982,483	3,554,423
EBAY INC COM USD0.001	76,613	3,018,858	4,205,288
ECOLAB INC COM	8,300	630,264	865,441
EDISON INTL COM	22,000	929,395	1,018,600
EMC CORP COM	22,454	582,020	564,718
ENEL FINANCE INTL NV NT 144A 6 10-07-2039/10-07-2009 BEO	250,000	236,886	239,784
ENI SPA EUR1	54,768	1,279,449	1,319,928
ENTERGY CORP NEW COM	8,000	535,471	506,160
EOG RESOURCES INC COM	7,744	984,522	1,299,753
ERICSSON SER'B' NPV	71,480	794,399	873,662
ERP OPERATING LP 4.625 DUE 12-15-2021 REG	675,000	763,466	711,624
ESSILOR INTL EUR0.18	3,479	377,189	370,472
ESTEE LAUDER COMPANIES INC CL A USD0.01	8,127	390,134	612,126
Euro	35,577	35,577	35,577

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-13

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
EVEREST RE GROUP COM	4,100	456,705	639,067
EXELIS INC	37,000	579,755	705,220
EXELON CORP COM	48,400	1,917,929	1,325,676
EXPRESS SCRIPTS HLDG CO COM	36,688	2,173,467	2,576,965
EXPT IMP BK KOREA NT 4 DUE 01-11-2017 REG	325,000	324,373	344,302
EXXON MOBIL CORP COM	20,600	1,715,810	2,084,720
FACEBOOK INC CL A CL A	129,058	4,028,920	7,054,310
FANUC CORP NPV	3,000	430,022	549,451
FASTENAL CO COM	13,722	522,763	651,932
FEDERAL HOME LN MTG CORP POOL #1Q-0481 FLTG 02-01-2038 BEO	232,904	248,042	249,131
FEDERAL HOME LN MTG CORP POOL #C9-1001 6.5% 11-01-2026 BEO	285,415	291,837	317,159
FEDERAL HOME LN MTG CORP POOL #C9-1362 4.5% 03-01-2031 BEO	530,104	569,614	570,829
FEDERAL HOME LN MTG CORP POOL #G0-1513 6% 03-01-2033 BEO	202,890	205,394	226,910
FEDERAL HOME LN MTG CORP POOL #G0-4585 5.5% 02-01-2038 BEO	452,491	487,700	493,158
FEDERAL HOME LN MTG CORP POOL #G0-5979 5.5% 10-01-2038 BEO	196,425	212,354	214,079
FEDERAL HOME LN MTG CORP POOL #G0-6801 4.5% 09-01-2041 BEO	1,814,006	1,944,955	1,922,058
FEDERAL HOME LN MTG CORP POOL #G0-6875 5.5% 12-01-2038 BEO	868,575	955,839	949,667
FEDERAL HOME LN MTG CORP POOL #G07504 4.5% 07-01-2041 BEO	761,489	809,736	806,783
FEDERAL HOME LN MTG CORP POOL #G1-1288 6.5% 06-01-2017 BEO	38,911	40,717	41,119
FEDERAL HOME LN MTG CORP POOL #G1-1431 6% 02-01-2018 BEO	22,576	23,345	23,718
FEDERAL HOME LN MTG CORP POOL #G1-1452 6.5% 04-01-2018 BEO	41,036	43,184	43,364
FEDERAL HOME LN MTG CORP POOL #G1-1564 6.5% 08-01-2017 BEO	147,848	156,442	156,763
FEDERAL HOME LN MTG CORP POOL #G1-1622 6% 02-01-2018 BEO	160,240	168,253	168,887
FEDERAL HOME LN MTG CORP POOL #G1-3432 5.5% 01-01-2024 BEO	230,930	252,003	250,646
FEDERAL HOME LN MTG CORP POOL #G1-4590 4.5% 07-01-2026 BEO	525,889	562,948	564,057
FEDERAL HOME LN MTG CORP POOL #G1-4762 4% 07-01-2026 BEO	670,681	707,149	708,737
FEDERAL HOME LN MTG CORP POOL #H0-9212 5.5% 05-01-2038 BEO	174,619	185,642	187,263
FEDERAL HOME LN MTG CORP SER 3420 CL AD 5.5 DUE 11-15-2037	486,726	515,930	527,630
FEDERAL HOME LN MTG CORP SR 4283 CL EW VAR RT 12-15-2043	1,612,000	1,783,779	1,768,428
FEDERAL NATL MTG ASSN GTD MTG POOL #AL1845 ADJ RT DUE 06-01-2039 BEO	465,192	498,918	489,619
FEDERAL NATL MTG ASSN GTD MTG POOL #AL3358 5% 04-01-2025 BEO	568,539	614,000	612,357
FEDERAL NATL MTG ASSN GTD MTG POOL #AL3652 6% 10-01-2040 BEO	1,107,515	1,209,268	1,226,477
FEDERAL NATL MTG ASSN GTD MTG POOL #AL4147 4.5% 01-01-2025 BEO	405,143	430,148	431,492
FEDERAL NATL MTG ASSN GTD MTG POOL #AL4577 4.5% 01-01-2034 BEO	1,869,000	2,008,007	2,009,225

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-13

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
FEDEX CORP COM	54,200	4,262,297	7,792,334
FEDT RETAIL HLDGS 6.375% DUE 03-15-2037	125,000	138,144	139,492
FHLMC GOLD E0-1140 6 05-01-2017	32,691	33,779	34,343
FHLMC GOLD E7-8398 6.5 07-01-2014	395	404	398
FHLMC GOLD G0-8271 6 05-01-2038	106,255	116,648	117,118
FHLMC GOLD G1-1516 6 03-01-2018	30,506	32,036	32,037
FHLMC GOLD G1-4730 4 02-01-2027	535,815	569,136	565,886
FHLMC GOLD G3-0317 6.5 01-01-2027	412,592	422,649	458,481
FHLMC GOLD H0-9901 6.5 08-01-2036	121,957	128,360	131,331
FHLMC MULTICLASS SER 1955 CL Z 7.5 05-20-2027	214,490	230,476	244,282
FHLMC MULTICLASS SER T-41 CL 2A 6.24207019806 07-25-2032	90,083	93,482	99,366
FHLMC POOL #1Q1313 ADJ RT 09-01-2037	133,581	144,852	143,745
FHLMC POOL #849096 ADJ RT 10-01-2041	509,016	526,912	530,911
FHLMC POOL #G0-5603 7 11-01-2038	247,103	268,493	270,074
FHLMC POOL #G07492 4.5 03-01-2042	1,425,304	1,518,840	1,509,178
FHLMC POOL #G3-0248 6.5 12-01-2023	181,158	191,263	201,306
FHLMC POOL #H0-1579 6.5 08-01-2036	36,232	36,605	39,012
FIREEYE INC COM	2,428	85,449	105,885
FLEXTRONICS INTL LTD COM STK	20,900	190,146	162,393
FLOWSERVE CORP COM	7,700	448,010	606,991
FMC TECHNOLOGIES INC COM	8,762	445,031	457,464
FNMA 2001-T10 CL A1 PASS THROUGH 7 12-25-2041	43,981	45,884	51,122
FNMA FNMA #0256328 6.5 07-01-2036	332,427	366,916	358,401
FNMA POOL #256937 6.5% 10-01-2037 BEO	90,952	92,600	98,311
FNMA POOL #257075 5.5% DUE 02-01-2028 REG	862,233	942,529	957,534
FNMA POOL #357906 5.5% 08-01-2035 BEO	258,627	281,984	286,327
FNMA POOL #545090 6% DUE 07-01-2016 REG	18,536	19,431	19,301
FNMA POOL #555299 7% 11-01-2017 BEO	33,682	35,819	35,196
FNMA POOL #555531 5.5% 06-01-2033 BEO	269,295	283,980	298,373
FNMA POOL #725135 6% 05-01-2018 BEO	44,518	46,751	46,748
FNMA POOL #725510 6.5% 07-01-2017 BEO	8,791	9,268	8,906
FNMA POOL #731243 5.5% 08-01-2033 BEO	808,572	901,558	904,324
FNMA POOL #735417 6.5% 03-01-2035 BEO	235,733	245,051	265,154
FNMA POOL #735439 6% 09-01-2019 BEO	204,676	209,825	218,280

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-13

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
FNMA POOL #735857 6.5 06-01-2033 BEO	424,518	438,962	476,281
FNMA POOL #745329 6% DUE 07-01-2035 BEO	38,154	38,554	42,829
FNMA POOL #888368 7% 03-01-2037 BEO	128,225	145,295	144,935
FNMA POOL #888369 7% DUE 03-01-2037 REG	477,877	530,279	533,339
FNMA POOL #907860 ADJ RT DUE 02-01-2037 BEO	686,617	730,496	734,397
FNMA POOL #995525 6% 12-01-2038 BEO	179,374	195,238	199,199
FNMA POOL #AB8193 6% 10-01-2038 BEO	172,383	187,817	191,094
FNMA POOL #AD0070 6.5% 12-01-2037 BEO	64,867	69,205	69,856
FNMA POOL #AD0163 6% 11-01-2034 BEO	644,232	680,873	723,025
FNMA POOL #AD0276 5.5% 01-01-2024 BEO	324,183	343,786	354,128
FNMA POOL #AD0310 7% 12-01-2038 BEO	235,362	255,882	263,084
FNMA POOL #AE0381 5.5% 12-01-2024 BEO	373,096	401,836	409,036
FNMA POOL #MA0232 4.5% 11-01-2029 BEO	1,175,948	1,262,490	1,252,771
FNMA POOL #MA0563 4% 11-01-2030 BEO	184,893	196,680	193,232
FNMA PREASSIGN 00717 6.5 11-25-2041	690,156	707,033	791,069
FNMA PREASSIGN 00837 7.5 10-25-2040	55,415	56,852	64,592
FNMA REMIC SER 2002-W6 CL 2A1 FLT RT 06-25-2042	40,980	43,164	47,546
FNMA REMIC SER 2003-W17 CL PT1 08-25-2032	102,216	116,777	123,760
FNMA REMIC SER 2012-134 CL FK VAR RATE 12-25-2042	2,167,506	2,164,119	2,144,292
FNMA REMIC TR 2004-W9 CL-2A2 7 DUE 02-25-2044	555,580	650,029	649,977
FNMA SERIES 2001-W3 CLASS-A 7 09-25-2041	45,668	49,621	52,172
FORD MTR CO DEL COM PAR $0.01 COM PAR $0.01	27,200	466,092	419,696
FORD MTR CR CO LLC 4.25% DUE 09-20-2022	225,000	228,200	226,034
FORD MTR CR CO LLC 5.625% DUE 09-15-2015	325,000	323,265	349,788
FORD MTR CR CO LLC 5.75% DUE 02-01-2021	700,000	700,000	784,187
FORD MTR CR CO LLC 8.125% DUE 01-15-2020	400,000	501,864	500,180
FOREST LABORATORIES INC	21,500	920,623	1,290,645
FOSSIL GROUP INC COM	4,000	389,422	479,760
FRESENIUS SE&KGAA NPV	5,980	685,277	919,600
GALP ENERGIA EUR1	43,620	652,790	716,165
GAMESTOP CORP NEW CL A	11,200	391,755	551,712
GEN ELEC CAP CORP 4.625 DUE 01-07-2021 REG	150,000	155,826	163,567
GEN ELEC CAP CORP 5.5% DUE 01-08-2020	350,000	362,959	400,807
GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00849 4.65 DUE 10-17-2021	450,000	491,952	490,252

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-13

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
GEN MTRS CO COM	14,400	383,873	588,528
GENERAL ELECTRIC CO	225,000	4,591,342	6,306,750
GETINGE AB SER'B'NPV	25,970	803,140	889,577
GIC METLIFE CONTRACT # 32713 RATE 2.65%MAT EVERGREEN	135,330,504	135,330,504	135,330,504
GIC MONUMENTAL CONTRACT# MDA01050TR RATE 3.1200% MAT EVERGREEN SYNTHETIC	240,017,863	240,017,863	240,017,863
GIC PRUDENTIAL CONTRACT# GA-62301 RATE 3.1200% MAT EVERGREEN (SYNTHETIC)	177,409,928	177,409,928	177,409,928
GILEAD SCIENCES INC	114,014	3,952,589	8,568,152
GLAXOSMITHKLINE ORD GBP0.25	54,470	1,132,970	1,453,830
GLENCORE XSTRATA PLC ORD USD0.01	139,012	911,061	719,956
GOLD POOL #G14668 4 12-01-2026	519,859	551,456	549,010
GOLDMAN SACHS GROUP INC COM	33,458	3,994,139	5,930,765
GOODYEAR TIRE & RUBBER CO COM	18,300	386,701	436,455
GOOGLE INC CL A CL A	15,543	8,971,119	17,419,196
GREEN MTN COFFEE ROASTERS	2,700	156,654	204,066
GRUPO FINANCIERIO BANORTE S.A.B DE C.A	68,900	428,985	480,616
H.LUNDBECK A/S DKK5	18,280	374,548	462,563
HALLIBURTON CO COM	11,500	526,957	583,625
HANG LUNG PROPERTIES HKD1	140,000	630,259	442,367
HEALTHNET INC SR NT 6.375% DUE 06-01-2017/05-18-2007	250,000	250,962	269,375
HEIDELBERGCEMENT NPV	13,530	665,617	1,028,198
HENKEL AG & CO KGAA NON-VTG PRF NPV	7,010	444,060	814,387
HERBALIFE LTD COM STK	5,700	376,099	448,590
HERSHEY COMPANY COM STK USD1	21,680	1,769,960	2,107,946
HEWLETT PACKARD CO 3.3% DUE 12-09-2016	225,000	224,528	235,491
HEWLETT PACKARD CO 5.5% DUE 03-01-2018	300,000	339,033	333,639
HEWLETT PACKARD CO COM	347,600	8,431,506	9,725,848
HILTON WORLDWIDE HLDGS INC COM	4,300	86,000	95,675
HOLCIM LTD CHF2.00 (REGD)	8,540	529,695	640,968
HOME DEPOT INC COM	19,880	1,168,142	1,636,919
HON HAI PRECISION GDR(REP 2 SHS TWD10)REG'S	100,780	574,526	536,150
HONDA MOTOR CO NPV	21,100	784,538	869,255
Hong Kong dollar	12,758	12,758	12,758
HSBC HLDGS PLC 6.5% DUE 05-02-2036	600,000	671,604	710,719
HSBC HOLDINGS PLC 5.1 DUE 04-05-2021	325,000	331,218	361,221

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-13

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
HSBC HOLDINGS PLC ORD USD0.50(HONGKONG REG)	209,200	2,242,607	2,270,409
HUMANA INC COM	11,400	899,243	1,176,708
HUNTINGTON BANCSHARES INC COM	68,600	423,320	661,990
HUNTINGTON INGALLS INDS INC COM	7,500	501,338	675,075
HUTCHISON WHAM HKD0.25	32,000	343,804	434,990
HYUNDAI MOBIS KRW5000	5,187	1,318,806	1,442,540
ILLINOIS ST 5.665 MUN BD DUE 03-01-2018	600,000	652,264	654,108
ILLINOIS ST 4.961% 03-01-2016 BEO TAXABLE	75,000	78,977	80,141
ILLINOIS ST 5.365% 03-01-2017 BEO TAXABLE	1,000,000	1,046,424	1,077,920
ILLUMINA INC COM	7,837	432,117	866,929
INDUSTRIAL & COMMERCIAL BANK CHINA 'H'	1,070,860	770,334	723,689
INFINEON TECHNOLOG ORD NPV (REGD)	79,940	691,634	854,790
INFOSYS LIMITED ADR	10,630	571,456	601,658
ING GROEP NV CVA EUR0.24	163,730	1,750,775	2,278,679
INGRAM MICRO INC CL A	25,100	544,736	588,846
INTACT FINL CORP COM NPV	9,170	560,289	598,704
INTEL CORP COM	42,345	958,831	1,099,276
INTERCONTINENTALEXCHANGE GROUP INC COM	13,600	2,051,453	3,058,912
INTERNATIONAL BUSINESS MACHS CORP COM	3,800	730,331	712,766
INTERPUBLIC GROUP COMPANIES INC COM	39,600	363,028	700,920
INTESA SANPAOLO EUR0.52	291,243	797,903	719,965
INTL CONS AIRL DI	163,980	661,366	1,090,170
INTUITIVE SURGICAL INC COM NEW STK	900	351,589	345,672
ITOCHU CORP NPV	52,000	501,070	642,672
JOHNSON & JOHNSON COM USD1	11,500	734,463	1,053,285
JOHNSON CTL INC COM	25,400	733,431	1,303,020
JPMORGAN CHASE & 4.35% DUE 08-15-2021	75,000	77,187	79,044
JPMORGAN CHASE & CO COM	76,500	2,783,791	4,473,720
JUNIPER NETWORKS INC COM	77,738	1,976,530	1,754,547
KASIKORNBANK PLC THB10 (ALIEN MKT)	56,400	258,404	272,045
KBC GROEP NV NPV	7,832	143,421	445,174
KELLOGG CO COM USD0.25	6,500	394,478	396,955
KERING	3,410	576,808	721,972
KEYCORP NEW COM	52,600	436,054	705,892

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-13

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
KINGFISHER ORD GBP0.157142857	168,899	689,450	1,076,156
KOMATSU NPV	24,400	628,248	496,102
KONINKLIJKE PHILIP EUR0.20	24,120	748,347	885,577
KONNINKLIJKE PHILIPS N.V	45,000	929,431	1,663,650
KOSMOS ENERGY LTD	14,100	152,671	157,638
KROGER CO COM	14,100	335,161	557,373
KS CY SOUTHN	21,770	2,654,787	2,695,779
KUBOTA CORP NPV	46,000	441,003	761,087
L-3 COMMUNICATIONS HLDG CORP COM	6,800	506,713	726,648
LAFARGE S A 6.5% DUE 07-15-2016	450,000	449,116	497,250
LARSEN & TOUBRO GDR-REPR 1 ORD INR2	31,825	623,630	571,259
LAS VEGAS SANDS CORP COM STK	25,061	1,109,961	1,976,561
LEAR CORP COM NEW COM NEW	7,900	473,975	639,663
LEGG MASON INC SR NT 5.5 05-21-2019	350,000	353,940	382,873
LENNAR CORP CL A CL A	35,155	1,309,285	1,390,732
LIBERTY GLOBAL PLC -SERIES C COM	30,170	2,055,343	2,543,934
LIBERTY INTERACTIVE CORP INTERACTIVE COMSER A	63,075	564,438	1,851,251
LIBERTY MEDIA CORP 8.25% DUE 02-01-2030	90,000	88,112	95,850
LIBERTY MEDIA CORP 8.5% DUE 07-15-2029	112,000	110,644	120,680
LINCOLN NATL CORP COM	5,000	138,958	258,100
LINDE AG NPV	3,880	576,379	812,927
LINKEDIN CORP CL A	13,994	1,613,487	3,034,319
LIVING SOCIAL INC PFD STK SER F	4,555	35,028	5,102
LLOYDS BANKING GP ORD GBP0.1	768,450	350,991	1,003,941
LLOYDS BK PLC 6.5 DUE 09-14-2020	175,000	185,670	198,930
LOCKHEED MARTIN CORP COM	7,200	564,447	1,070,352
LORILLARD INC COM STK	11,600	557,867	587,888
LOS ANGELES CALIF UNI SCH DIST 6.758% DUE 07-01-2034 BEO TAXABLE	300,000	300,000	369,984
LOWES COS INC COM	37,800	1,323,742	1,872,990
LULULEMON ATHLETICA INC COM	2,600	185,370	153,478
LYONDELLBASELL IND N V COM USD0.01 CL 'A'	6,100	382,943	489,708
MAGNA INTERNATIONAL INC COMMON STOCK	10,800	664,632	886,248
MARATHON OIL CORP COM	33,700	1,128,667	1,189,610
MARKS & SPENCER GP ORD GBP0.25	256,910	1,715,451	1,840,744

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-13

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
MARVELL TECH GROUP COM USD0.002	46,900	562,537	674,422
MASTERCARD INC CL A	5,242	1,282,452	4,379,481
MAXIM INTEGRATED PRODS INC COM	44,787	839,593	1,250,005
MAY DEPT STORES CO 6.65% DUE 07-15-2024	125,000	71,250	144,438
MAY DEPT STORES CO 6.7% DUE 09-15-2028	875,000	838,565	965,292
MCGRAW HILL FINANCIAL INC	22,300	898,782	1,743,860
MCKESSON CORP	17,662	1,380,184	2,850,647
MEDTRONIC INC COM	39,800	1,503,210	2,284,122
MEGGITT ORD GBP0.05	70,030	416,635	611,832
MERCK & CO INC NEW COM	145,192	4,358,743	7,266,860
MERCK KGAA NPV	6,160	519,482	1,105,584
METLIFE INC COM STK USD0.01	42,000	1,426,303	2,264,640
METRO AG ORD NPV	6,000	207,721	291,023
Mexican peso	2,065	2,065	2,065
MFB NT COLLECTIVE TIPS INDEX FUND - NON LENDING	375,976	47,529,338	48,275,347
MFB NT COLLECTIVE AGGREGATE BOND INDEX FUND-NON LENDING	984,097	120,137,356	122,057,588
MFB NT COLLECTIVE MSCI ACWI EX-US INDEX FUND-NON LENDING	537,570	65,960,308	77,001,586
MFB NT COLLECTIVE RUSSELL 1000 VALUE INDEX FUND - NON LENDING	462,206	77,440,948	114,491,714
MFC ISHARES TR RUSSELL 1000 GROWTH ETF	17,881	1,224,682	1,536,872
MFO EB DAILY LIQUIDITY NON SL STOCK FUND	1,047,764	123,899,323	194,705,932
MGM RESORTS INTERNATIONAL COM	20,000	442,430	470,400
MICHAEL KORS HOLDINGS LTD COM NPV	36,965	2,726,479	3,001,188
MICHELIN (CGDE) EUR2	12,840	1,004,523	1,366,775
MICROSOFT CORP COM	297,124	8,303,078	11,121,351
MITSUBISHI CORP NPV	33,600	822,202	644,795
MOLSON COORS BREWING CO CL B CL B	5,000	220,734	280,750
MONDELEZ INTL INC COM	38,907	975,532	1,373,417
MONSANTO CO NEW COM	8,025,825	427,791,024	935,409,904
MONSANTO PARTICIPANT LOANS	29,829,766	29,829,766	29,829,766
MORGAN STANLEY COM STK USD0.01	50,300	1,088,036	1,577,408
MUENCHENER RUECKVE NPV(REGD)	4,000	631,723	882,715
MURPHY OIL CORP COM	19,500	1,026,918	1,265,160
N V R INC COM	400	265,950	410,404
NASPERS 'N' ZAR0.02	4,900	266,381	512,753

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-13

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
NESTLE SA CHF0.10(REGD)	23,130	1,324,726	1,698,307
NETAPP INC COM STK	56,500	1,802,719	2,324,410
NETFLIX INC COM STK	8,402	2,349,873	3,093,364
NETSUITE INC COM STK	3,700	312,511	381,174
NEW JERSEY ST TPK AUTH TPK REV 7.102% 01-01-2041 BEO TAXABLE	600,000	684,473	768,276
NEWS AMER HLDGS 6.4% DUE 12-15-2035	125,000	156,330	142,094
NEWS AMER INC 6.65% DUE 11-15-2037	200,000	233,373	233,452
NEWS CORP NEW CL A CL A	26,875	151,150	484,288
NIKE INC CL B	21,540	745,248	1,693,906
NIKON CORP JPY50	31,500	696,829	602,098
NISSAN MOTOR CO LTD	114,700	1,117,422	964,700
NITTO DENKO CORP NPV	10,700	604,829	451,496
NOBLE GROUP HKD0.25	84,000	64,987	71,186
NORTHROP GRUMMAN CORP COM	9,700	516,215	1,111,717
NOVARTIS AG CHF0.50 (REGD)	26,220	1,529,409	2,099,133
NRG ENERGY INC COM NEW	27,000	471,176	775,440
NT COLLECTIVE RUSSELL 2000 GROWTH INDEX FUND - NON LENDING	513,319	79,713,505	124,194,912
NTGI COLLECTIVE GOVERNMENT SHORT TERM INVESTMENT FUND	77,288,887	77,288,887	77,288,887
NTGI NT COLLECTIVE RUSSELL 2000 VALUE INDEX FUND - NON LENDING	356,341	54,291,555	80,627,548
NU SKIN ENTERPRISES INC CL A CL A	4,800	416,103	663,456
OCCIDENTAL PETROLEUM CORP	4,400	405,656	418,440
OLD REP INTL CORP COM	3,400	57,353	58,718
OMNICARE INC COM	10,800	581,285	651,888
ORACLE CORP COM	40,800	1,156,881	1,561,008
OSHKOSH CORPORATION	7,700	296,800	387,926
PACCAR INC COM	11,700	478,610	692,289
PACKAGING CORP AMER COM ISIN US6951561090	6,600	332,866	417,648
PARTNERRE HLDG LTD COM STK	3,300	336,821	347,919
PEPSICO INC COM	13,800	1,076,958	1,144,572
PERRIGO COMPANY LIMITED COM EUR0.001	8,232	858,500	1,263,324
PETROBRAS GLOBAL 4.375% DUE 05-20-2023	475,000	472,918	423,174
PETROBRAS INTL FIN 5.375% DUE 01-27-2021	875,000	932,752	868,340
PFIZER INC COM	188,000	3,625,636	5,758,440
PHILIP MORRIS INTL COM STK NPV	17,014	1,540,139	1,482,430

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-13

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
PING AN INSURANCE GROUP 'H' CNY1	80,500	577,958	721,035
PIONEER NAT RES CO COM STK	24,195	3,116,908	4,453,574
PNC FINANCIAL SERVICES GROUP COM STK	5,800	441,462	449,964
POSCO KRW5000	3,146	1,100,135	973,297
POTASH CORP SASK COM NPV	13,020	687,517	429,139
PRAXAIR INC COM	9,646	908,518	1,254,269
PRECISION CASTPARTS CORP COM	34,545	5,744,277	9,302,969
PRICELINE COM INC COM NEW STK	5,065	3,031,892	5,887,556
PROCTER & GAMBLE COM NPV	14,000	1,076,754	1,139,740
PROVIDENT COS INC 7.25% DUE 03-15-2028	125,000	124,786	143,730
PRUDENTIAL GBP0.05	48,420	517,014	1,074,621
PUB SERVICE ENTERPRISE GROUP INC COM	37,900	1,211,258	1,214,316
PVTPL COX COMM INC NEW /TS/COXENTCOX COMM INC 5.875 DUE 12-01-2016	375,000	376,494	417,415
PVTPL COX COMMUNICATIONS INC NEW NT 144A3.25% DUE 12-15-2022 BEO	325,000	302,819	294,087
PVTPL ENEL FIN INTL S A GTD NT 144A 6.8%DUE 09-15-2037/09-20-2007 BEO	175,000	186,197	181,391
PVTPL ENEL SOCIETA / AZIONI CAP SECS X RCPT 144A 8.75 DUE 09-24-2073 BEO	200,000	198,366	217,473
PVTPL GDR SAMSUNG ELECTRS LTD GDR 1995 RPSTG COM	2,600	994,363	1,690,055
PVTPL KAUPTHING BK MEDIUM TERM SUB TRANCHE # 01 7.125 5-19-16 BD IN DEFAULT	800,000	805,086	—
PVTPL LAFARGE S A 5.5 DUE 07-09-2015	450,000	468,650	477,000
PVTPL MYRIAD INTL HLDGS B V GTD NT 6 DUE 07-18-2020	400,000	402,000	428,000
PVTPL SLM PRIVATE ED LN TR 2012-B CL A-2 3.75 DUE 12-16-2030	425,000	424,956	443,907
PVTPL SLM PVT ED LN TR 2012-C NT CL A-2 RED 3.336 DUE 10-15-2046 BEO	150,000	154,969	155,117
QUALCOMM INC COM	29,507	1,470,653	2,190,895
QUEST DIAGNOSTICS INC COM	6,500	377,210	348,010
QUESTCOR PHARMACEUTICALS INC COM	3,200	176,132	174,240
RALPH LAUREN CORP CL A CL A	3,174	358,852	560,433
RANDSTAD HLDGS NV EUR0.10	13,500	681,591	877,100
RANGE RES CORP COM	31,447	2,056,588	2,651,297
RAYTHEON CO USD0.01	9,100	550,921	825,370
RED HAT INC COM	27,788	1,275,367	1,557,240
REED ELSEVIER CAP 8.625% DUE 01-15-2019	93,000	96,911	116,596
REED ELSEVIER CAP INC 3.125 DUE 10-15-2022	418,000	345,842	386,547
REED ELSEVIER GBP0.1444	50,130	437,124	746,420
REGENERON PHARMACEUTICALS INC COM	2,200	399,883	605,528

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-13

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
REINSURANCE GROUP AMER INC COM NEW STK	5,000	366,738	387,050
RENAISSANCE RE HLDGS LTD COM	1,800	148,101	175,212
REPSOL SA EUR1	26,254	682,943	662,757
REPSOL SA EUR1 (STK/DIV 09/01/2014)	26,254	—	17,944
REXAM ORD GBP0.714285714	98,527	765,228	865,698
RICHEMONT(CIE FIN) CHF1.00 (REG) SER 'A'	7,260	413,565	724,898
RIO TINTO FIN USA 1.375% DUE 06-17-2016	475,000	473,613	482,398
RIO TINTO FIN USA 2.25% DUE 12-14-2018	400,000	396,344	398,026
RIO TINTO ORD GBP0.10	19,290	1,238,926	1,089,303
RLJ LODGING TR COM REIT	4,900	118,893	119,168
ROCHE HLDGS AG GENUSSCHEINE NPV	11,800	2,003,657	3,306,415
ROCK-TENN CO CL A CL A	3,000	305,184	315,030
ROCKWELL AUTOMATION	4,992	399,920	589,855
ROYAL BK SCOTLAND 6.125% DUE 01-11-2021	275,000	273,985	311,262
ROYAL BK SCOTLAND 6.125% DUE 12-15-2022	850,000	856,401	868,701
ROYAL BK SCOTLAND GROUP PLC 6 DUE 12-19-2023 REG	50,000	49,549	50,356
ROYAL DUTCH SHELL 'A'SHS EUR0.07	46,880	1,570,608	1,673,419
S.W. AIRL CO COM	11,500	207,810	216,660
SABMILLER PLC ORD USD0.10	10,900	542,990	559,827
SALESFORCE COM INC COM STK	102,566	3,801,563	5,660,618
SAMSUNG ELECTRONIC GDR	1,960	735,458	1,279,880
SANDISK CORP COM	8,600	500,275	606,644
SANDS CHINA LTD USD0.01	97,600	230,507	797,415
SANOFI EUR2	24,441	1,812,856	2,597,284
SANOFI SPONSORED ADR	129,025	5,003,268	6,919,611
SAP AG ORD NPV	18,860	1,054,134	1,619,321
SBA COMMUNICATIONS CORP CL A COM	15,613	1,366,950	1,402,672
SBM OFFSHORE NV EUR0.25	25,344	364,621	516,857
SCHLUMBERGER LTD COM COM	72,710	4,151,167	6,551,898
SCHNEIDER ELECTRIC EUR4.00	8,138	605,511	710,952
SCHWAB CHARLES CORP COM NEW	228,500	3,546,314	5,941,000
SERVICENOW INC COM USD0.001	34,310	1,563,281	1,921,703
SGS SA CHF1.00 (REGD)	223	389,107	514,529
SHERWIN-WILLIAMS CO COM	6,000	664,359	1,101,000

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-13

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
SHIN-ETSU CHEMICAL NPV	8,400	437,625	490,709
SIAM CEMENT CO THB1(NVDR)	27,000	312,502	328,667
SIEMENS AG NPV(REGD)	9,940	1,118,834	1,359,958
Singapore dollar	10,922	10,922	10,922
SINGAPORE TELECOMMUNICATIONS NEW COM STK	289,000	726,593	837,748
SINOPHARM GROUP CO. LTD. 'H'SHS CNY1	235,200	604,857	674,925
SLM CORP 6 25 JAN 2017	475,000	479,847	514,188
SLM CORP 6.25 DUE 01-25-2016	150,000	165,375	162,000
SLM CORP COM	25,300	630,036	664,884
SLM CORP MEDIUM TERM NTS BOOK ENTRY TRANCHE # TR 00110 3.875 DUE 09-10-2015	175,000	180,605	180,906
SLM CORP TRANCHE # TR 00109 4.625 09-25-2017	75,000	76,688	77,852
SM ENERGY CO COM	6,600	558,963	548,526
SMALL BUSINESS ADMIN GTD DEV PARTN CTF 2007-20D PARTN CTF 5.32 DUE 04-01-27 REG	226,996	226,996	247,568
SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 1997-20 F 7.2 6-1-17/00 REG	7,604	7,884	8,146
SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 1997-20 I 6.9 DUE 09-01-2017	12,263	12,525	13,127
SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 1998-20G 6.1 DUE 07-01-2018	21,896	21,896	23,248
SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 2000-20 C 7.625 03-01-2020 REG	62,330	67,266	68,411
SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 2003-20 B 0 DUE 02-01-2023 REG	89,415	89,107	95,961
SMALL BUSINESS ADMIN GTD DEV PARTN CTF SER 2005-20 A 4.86 DUE 01-01-2025 REG	342,077	342,077	364,839
SMC CORP NPV	2,600	403,756	655,535
SOFTWARE AG NPV (BR)	21,330	737,989	746,549
South African rand	22,151	22,151	22,151
SPLUNK INC COMSTK COM USD0.001	8,378	268,784	575,317
SPRINT CORP COM SER 1 COM SER 1	150,843	780,452	1,621,562
SPROUTS FMRS MKT INC COM	3,119	129,879	119,863
STANDARD CHARTERED PLC SHS	67,500	1,975,977	1,520,437
STANLEY BLACK & DECKER INC COM	6,900	527,879	556,761
STARBUCKS CORP COM	52,560	2,520,870	4,120,178
STATE STR CORP COM	20,200	1,153,301	1,482,478
STATOIL ASA	34,690	750,508	840,540
SUMITOMO CORP NPV	38,100	493,846	478,855
SUN TR BANKS INC COM	69,100	1,509,014	2,543,571
SUNCOR ENERGY INC COM NPV 'NEW'	55,060	1,741,781	1,929,821
SUNTORY BEVERAGE & NPV	29,000	928,468	925,693

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-13

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
SWIRE PACIFIC 'A'HKD0.60	34,000	443,035	398,594
SWISS RE AG CHF0.10	12,870	613,295	1,187,365
SYMANTEC CORP COM	192,100	3,375,315	4,529,718
SYNOPSYS INC COM	45,500	1,025,276	1,845,935
TABLEAU SOFTWARE INC CL A CL A	1,594	98,453	109,874
TAIWAN SEMICONDUCTOR MFG CO LTD SPONSORED ADR	81,128	958,092	1,414,872
TALISMAN ENERGY IN COM NPV	60,200	1,088,937	699,736
TARGET CORP COM STK	20,100	1,312,804	1,271,727
TD AMERITRADE HLDG CORP COM STK	41,000	778,567	1,256,240
TE CONNECTIVITY LTD	63,700	2,021,283	3,510,507
TECHNIP NPV	6,750	672,310	649,779
TELECOM ITALIA CAP 6.175% DUE 06-18-2014	98,000	97,294	100,205
TELECOM ITALIA CAP 6.999% DUE 06-04-2018	300,000	348,781	332,250
TELEFONICA SA EUR1	68,087	1,590,513	1,110,365
TELENOR ASA ORD NOK6	87,130	1,591,405	2,076,695
TELEPHONE & DATA SYS INC COM STK	7,000	214,347	180,460
TESCO ORD GBP0.05	211,900	1,139,912	1,173,433
TESLA MTRS INC COM	11,130	1,374,144	1,673,729
TEXAS INSTRUMENTS INC COM	10,300	309,782	452,273
TI CAPITAL 7.175% DUE 06-18-2019	750,000	836,442	841,875
TIGER BRANDS ZAR0.10	12,800	396,739	326,216
TIME WARNER CABLE 4% DUE 09-01-2021	125,000	136,038	116,094
TIME WARNER CABLE 6.55% DUE 05-01-2037	425,000	402,253	393,275
TIME WARNER CABLE 8.75% DUE 02-14-2019	575,000	633,814	685,884
TIME WARNER CABLE INC 8.25 DUE 04-01-2019 REG	500,000	585,859	585,753
TIME WARNER CABLE INC COM	43,519	2,098,341	5,896,825
TIME WARNER INC USD0.01	90,233	2,816,154	6,291,045
TJX COS INC COM NEW	44,118	1,626,328	2,811,640
TNT EXPRESS NV, AMSTERDAM SHS	88,926	671,968	826,870
TORONTO-DOMINION COM NPV	9,950	766,992	937,501
TOTAL EUR2.5	22,840	1,266,511	1,401,465
TOYOTA MOTOR CORP NPV	36,800	1,808,133	2,247,809
TRACTOR SUPPLY CO COM	31,940	1,574,475	2,477,905
TRAVELERS COS INC COM STK	8,300	568,950	751,482

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-13

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
TREND MICRO INC NPV	12,100	351,633	423,653
TRICAN WELL SERVIC COM NPV	51,500	649,943	629,148
TRIPADVISOR INC COM COM STK	3,285	248,046	272,097
TULLOW OIL ORD GBP0.10	25,610	424,067	362,662
TWENTY-FIRST CENTY FOX INC CL A CL A	148,900	2,348,496	5,238,302
TWITTER INC COM	6,141	195,856	390,875
TYCO INTERNATIONAL LTD(SWITZERLAND) COM USD0.80	42,500	1,034,761	1,744,200
TYSON FOODS INC CL A COM (DELAWARE)	4,700	119,594	157,262
UBS AG CHF0.10	19,900	338,784	378,600
UN PAC RR CO 5.866 DUE 07-02-2030	819,860	826,235	944,014
UN PAC RR CO PASS 7.6% DUE 01-02-2020	272,504	272,504	318,426
UNDER ARMOR INC CL A	5,306	424,491	463,214
UNICREDIT SPA NPV (POST SPLIT)	147,798	1,109,583	1,095,681
UNILEVER NV CVA EUR0.16	7,610	242,073	306,984
UNILEVER PLC ORD GBP0.031111	22,320	715,753	917,533
UNION PAC CORP COM	10,000	1,087,563	1,680,000
UNITED CONTL HLDGS INC COM STK	30,200	722,269	1,142,466
United States dollar	2,608,067	2,608,067	2,608,067
UNITED STATES TREAS NTS DTD 00475 .375% DUE 08-31-2015 REG	2,905,000	2,907,955	2,909,424
UNITED STATES TREAS NTS DTD 02/28/2013 .25% DUE 02-28-2015 REG	4,310,000	4,312,990	4,312,694
UNITED STATES TREAS NTS DTD 10/31/2012 .25% DUE 10-31-2014 REG	4,585,000	4,589,075	4,588,939
UNITED TECHNOLOGIES CORP COM	26,978	2,269,105	3,070,096
UNITEDHEALTH GROUP INC COM	76,399	4,594,210	5,752,845
UNUM CORP NT 6.75 DUE 12-15-2028 BEO	223,000	188,402	246,202
UNUM GROUP	30,500	679,975	1,069,940
UTD STATES TREAS CPN .125 DUE 07-31-2014	195,000	194,856	195,023
UTD THERAPEUTICS CORP DEL COM STK	6,500	406,796	735,020
VALEANT PHARMACEUTICALS INTERNATIONAL INC COMMON STOCK	11,100	559,397	1,303,140
VALERO ENERGY CORP COM STK NEW	16,085	759,789	810,684
VANTIV INC COM USD0.00001 A	63,670	1,729,057	2,076,279
VERIZON COMMUNICATIONS 5.15 BDS DUE 09-15-2023 USD2000 REG	1,025,000	1,036,261	1,100,534
VERIZON COMMUNICATIONS 6.55 BDS DUE 09-15-2043 USD2000 BEO	575,000	581,198	672,726
VERIZON COMMUNICATIONS COM	12,000	516,798	589,680
VERTEX PHARMACEUTICALS INC COM	14,882	741,578	1,105,733

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-13

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
VISA INC COM CL A STK	37,311	5,690,435	8,308,413
VIVENDI SA EUR5.50	30,802	799,577	813,008
VMWARE INC CL A COM CL A COM	9,428	657,010	845,786
VODAFONE GROUP ORD USD0.11428571	753,530	2,117,042	2,957,841
VOLKSWAGEN AG NON VTG PRF NPV	3,980	680,387	1,119,608
VULCAN MATERIALS CO COM	26,900	1,219,271	1,598,398
VULCAN MATLS CO 6.5% DUE 12-01-2016	100,000	100,000	112,000
VULCAN MATLS CO 7.5% DUE 06-15-2021	450,000	474,233	513,000
WABTEC CORP COM	10,000	558,799	742,700
WACHOVIA BK NATL ASSN MEDIUM TERM SUB BKTRANCHE # SB 00008 6 DUE 11-15-2017	250,000	248,008	288,475
WADDELL & REED FINL INC CL A COM	9,300	546,717	605,616
WAL-MART STORES INC COM	57,550	3,458,822	4,528,610
WALT DISNEY CO	12,196	359,485	931,774
WEATHERFORD INTL LTD	101,500	1,420,960	1,572,235
WEG SA COM NPV	24,400	299,027	322,265
WELLPOINT INC 5.25% DUE 01-15-2016	525,000	513,324	567,643
WELLPOINT INC COM	16,900	1,204,257	1,561,391
WELLS FARGO & CO NEW COM STK	260,074	9,997,070	11,807,360
WESTN DIGITAL CORP COM	9,400	527,264	788,660
WHIRLPOOL CORP COM	1,300	107,773	203,918
WHOLE FOODS MKT INC COM	31,290	1,051,137	1,809,501
WORKDAY INC CL A COM USD0.001	9,843	587,638	818,544
WPP PLC ORD GBP0.10	48,580	596,394	1,110,357
WYNN RESORTS LTD COM	5,400	850,164	1,048,734
XEROX CORP 5.625% DUE 12-15-2019	125,000	140,745	137,840
XEROX CORP 6.35% DUE 05-15-2018	225,000	247,228	257,148
XEROX CORP 6.4% DUE 03-15-2016	325,000	280,554	359,219
XEROX CORP COM	111,200	951,851	1,353,304
XEROX CORPORATION 4.5 DUE 05-15-2021	725,000	765,333	746,233
YAHOO JAPAN CORP NPV	109,800	535,100	611,132
YELP INC CL A	15,075	994,559	1,039,421
ZIMMER HLDGS INC COM	3,100	184,807	288,889
ZURICH INSURANCE GROUP AG CHF0.10	2,270	488,213	659,802
Grand Total	785,266,069	2,305,738,251	3,219,111,171

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-13

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
&&&BOND FUTURES OFFSET - LONG	377	60,264,493	59,819,672
ABBVIE INC 2.9% DUE 11-06-2022	1,025,000	1,018,399	958,022
ACE INA HLDG INC 5.6% DUE 05-15-2015	220,000	219,122	234,654
ACTAVIS INC 3.25% DUE 10-01-2022	265,000	262,787	247,171
ALLSTATE CORP 3.15% DUE 06-15-2023	45,000	44,911	42,675
ALLY AUTO .45% DUE 07-15-2015	652,337	652,262	652,493
ALLY AUTO 1.75% DUE 03-15-2016	129,094	130,708	129,759
ALLY MASTER OWNER 1.53999996185% DUE 09-16-2019	1,465,000	1,464,582	1,454,519
ALLY MASTER OWNER 1.81 DUE 05-15-2016	325,000	324,923	326,479
ALLY MASTER OWNER 2.15000009537% DUE 01-15-2016	265,000	264,997	265,156
ALLY MASTER OWNER TR 2012-1 ASSET BACKEDNT CL A-2 7 DUE 02-15-2017 REG	575,000	574,956	579,270
ALTRIA GROUP INC 4 DUE 01-31-2024 REG	90,000	89,440	87,967
ALTRIA GROUP INC 4.75% DUE 05-05-2021	170,000	183,821	182,437
AMERICREDIT .62000000477% DUE 06-08-2017	220,000	219,968	219,914
AMERICREDIT 1.55% DUE 07-08-2016	468,470	468,459	469,847
AMERN HONDA FIN 2.125% DUE 10-10-2018	700,000	697,298	697,118
AMGEN INC 3.875 DUE 11-15-2021	980,000	977,256	1,006,646
ANHEUSER BUSCH 2.5% DUE 07-15-2022	180,000	179,132	166,494
ANHEUSER-BUSCH 4% DUE 01-17-2043	360,000	358,254	320,035
AOL TIME WARNER 7.625% DUE 04-15-2031	505,000	606,111	639,111
AON CORP 3.5% DUE 09-30-2015	725,000	732,632	756,674
AT&T INC 5.8% DUE 02-15-2019	500,000	620,645	573,180
AT&T INC GLOBAL NT FLTG RATE DUE 11-27-2018 REG	515,000	515,000	518,923
BANK AMER CORP 3.75% DUE 07-12-2016	245,000	223,169	260,464
BANK AMER CORP 5.625% DUE 07-01-2020	55,000	55,264	62,849
BANK AMER CORP 5.65% DUE 05-01-2018	1,340,000	1,366,391	1,525,280
BANK AMER CORP 5.875% DUE 01-05-2021	700,000	709,884	804,570
BANK AMER CORP 7.625% DUE 06-01-2019	1,550,000	1,974,043	1,922,507
BANK OF AMERICA CORP 2.6 DUE 01-15-2019	210,000	209,964	210,927
BBVA U S SR S A 4.664% DUE 10-09-2015	605,000	627,229	636,023
BHP BILLITON FIN USA LTD 3.85 DUE 09-30-2023 REG	515,000	514,367	517,234
BK NEW YORK INC 2.1 DUE 01-15-2019	360,000	359,550	356,832
BOSTON PPTYS LTD PARTNERSHIP 3.7 15 NOV 2018	170,000	177,949	179,329
BP CAP MKTS P L C 1.846% DUE 05-05-2017	625,000	625,000	631,275

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-13

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
BSTN PPTYS LTD 4.125% DUE 05-15-2021	1,125,000	1,224,031	1,149,293
BSTN SCIENTIFIC 6% DUE 01-15-2020	1,050,000	1,237,646	1,205,433
BURL NORTHN SANTA 3.05% DUE 09-01-2022	1,150,000	1,181,135	1,078,233
BURL NORTHN SANTA 4.1% DUE 06-01-2021	275,000	307,021	282,501
CALIFORNIA ST 5.7% 11-01-2021 BEO TAXABLE	355,000	423,756	399,538
CALIFORNIA ST 6.2% 10-01-2019 BEO TAXABLE	1,800,000	2,215,224	2,100,474
CAP 1 BK USA NATL 8.8% DUE 07-15-2019	180,000	191,533	228,793
CAP 1 FINL CORP 3.5% DUE 06-15-2023	425,000	395,622	398,951
CAP 1 FINL CORP 4.75% DUE 07-15-2021	750,000	870,195	797,512
CAP 1 FINL CORP 6.75% DUE 09-15-2017	285,000	344,850	333,081
CAP AUTO SER 2013-1CL A-4 .97 DUE 01-22-2018	600,000	599,960	598,799
CARMAX AUTO OWNER SER 2010-3 CL A-4 1.41DUE 02-16-2016	883,049	882,936	888,082
CDN PAC RY CO NEW 7.25% DUE 05-15-2019	840,000	1,064,312	1,017,277
CHASESERIES 2012-8 NT CL A .54 DUE 10-16-2017	1,200,000	1,200,199	1,198,366
CHEVRON CORP NEW 2.427 DUE 06-24-2020	700,000	700,000	681,142
CIGNA CORP 7.65 DUE 03-01-2023	184,000	238,422	222,398
CIGNA CORP 8.5% DUE 05-01-2019	990,000	1,315,563	1,264,831
CITIGROUP INC 3.875% DUE 10-25-2023	620,000	618,574	609,496
CITIGROUP INC 4.05% DUE 07-30-2022	1,425,000	1,411,418	1,409,121
CITIGROUP INC 4.5% DUE 01-14-2022	155,000	162,032	164,255
CITIGROUP INC 5.375% DUE 08-09-2020	185,000	194,944	210,464
CITIGROUP INC 5.5% DUE 02-15-2017	1,525,000	1,574,898	1,680,298
CITIGROUP INC 6.125% DUE 05-15-2018	110,000	102,936	127,302
CITIGROUP INC 6.125% DUE 11-21-2017	90,000	91,454	103,744
CMO BEAR STEARN CML MTG SECS TR 07-PWR16PTHRU CTF CL A-AB VAR 6-11-40 REG	131,245	133,388	135,981
CMO BEAR STEARNS COML MTG SECS INC 2004-TOP14 CTF A-4 5.2 1-12-41 REG	53,909	56,612	53,905
CMO FEDERAL HOME LN MTG CORP SER 2945 CLBD 5.5% DUE 10-15-2034 REG	185,537	204,004	202,299
CMO GS MTG SECS CORP II 2004-GG2 COML MTG PASSTHRU CTF A-6 5.396 8-10-38 REG	321,535	332,387	324,756
CMO J P MORGAN CHASE COML MTG SECS TR 13-C CTF CL A-5 3.1425 12-15-47	670,000	690,098	638,413
CMO WFRBS COML MTG TR 2013-C17 3.558 DUE 12-15-2046 REG	475,000	489,228	480,810
CNH EQUIP TR .62999999523% DUE 01-17-2017	440,000	439,999	440,469
CNH EQUIP TR 1.74000000954% DUE 01-17-2017	558,596	558,465	560,794
COCA COLA CO/ 2.45 DUE 11-01-2020	725,000	723,978	704,203
COCA-COLA FEMSA S 2.375% DUE 11-26-2018	460,000	459,397	456,602

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-13

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
COMCAST CORP NEW 5.15% DUE 03-01-2020	350,000	383,793	390,449
COMCAST CORP NEW 6.3% DUE 11-15-2017	430,000	503,531	500,793
COMCAST CORP NEW 6.5 DUE 15-01-2017	735,000	844,574	842,015
COMM 2013-LC13 MTG 4.205% DUE 08-10-2046	380,000	391,370	389,898
CONAGRA FOODS INC 1.9% DUE 01-25-2018	1,015,000	1,015,000	996,390
CONS EDISON CO N Y 5.3% DUE 12-01-2016	475,000	473,651	531,351
CVS CAREMARK CORP 2.25% DUE 12-05-2018	605,000	604,316	604,823
DAIMLER FIN N AMER 2.375% DUE 08-01-2018	515,000	513,723	513,861
DET EDISON 6.62% DUE 03-01-2016	1,984,990	2,209,399	2,067,216
DEVON ENERGY CORP 3.25% DUE 05-15-2022	530,000	526,862	505,381
DIAGEO CAP PLC 1.125% DUE 04-29-2018	1,085,000	1,078,816	1,046,040
DIRECTV HLDGS LLC 1.75% DUE 01-15-2018	455,000	453,703	446,340
DIRECTV HLDGS LLC 5.875% DUE 10-01-2019	195,000	234,445	220,893
DOMINION RES INC 1.95% DUE 08-15-2016	170,000	169,959	172,813
DOW CHEM CO 8.55 DUE 05-15-2019	350,000	477,785	451,918
DOW CHEMICAL CO 3% DUE 11-15-2022	2,075,000	2,063,720	1,935,228
DUKE ENERGY 5.1% DUE 04-15-2018	155,000	154,518	174,652
EATON CORP OHIO 2.75% DUE 11-02-2022	300,000	303,246	279,857
ENCANA CORP 3.9% DUE 11-15-2021	865,000	864,853	858,846
ENERGY TRANSFER 4.15% DUE 10-01-2020	605,000	603,965	613,822
EXELON GENERATION 4% DUE 10-01-2020	575,000	614,255	574,777
EXPT IMP BK KOREA NT 4 DUE 01-11-2017 REG	300,000	327,450	317,817
FED RLTY INVT TR 5.65% DUE 06-01-2016	155,000	155,000	170,506
FEDERAL HOME LN MTG CORP POOL #A2-2684 5.5% 10-01-2034 BEO	607,302	646,207	663,620
FEDERAL HOME LN MTG CORP POOL #A3-4054 6% 04-01-2035 BEO	155,090	169,436	173,591
FEDERAL HOME LN MTG CORP POOL #A6-1558 6.5% 10-01-2036 BEO	295,004	320,752	328,367
FEDERAL HOME LN MTG CORP POOL #A7-8952 5.5% 12-01-2037 BEO	258,237	271,980	281,445
FEDERAL HOME LN MTG CORP POOL #A8-3000 5.5% 11-01-2038 BEO	350,357	356,324	391,326
FEDERAL HOME LN MTG CORP POOL #C9-1296 5% 04-01-2030 BEO	122,923	128,762	132,592
FEDERAL HOME LN MTG CORP POOL #C9-1402 4% 10-01-2031 BEO	825,608	867,663	863,780
FEDERAL HOME LN MTG CORP POOL #G0-1548 7.5% 07-01-2032 BEO	328,457	362,690	393,769
FEDERAL HOME LN MTG CORP POOL #G0-1777 6% 02-01-2035 BEO	1,999,099	2,200,883	2,237,607
FEDERAL HOME LN MTG CORP POOL #G0-1837 5% 07-01-2035 BEO	1,738,248	1,878,245	1,880,388
FEDERAL HOME LN MTG CORP POOL #G0-3392 6% 10-01-2037 BEO	120,375	128,192	132,681

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-13

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
FEDERAL HOME LN MTG CORP POOL #G0-5903 5.5% 03-01-2040 BEO	467,469	501,976	516,550
FEDERAL HOME LN MTG CORP POOL #G0-5979 5.5% 10-01-2038 BEO	573,225	619,710	624,743
FEDERAL HOME LN MTG CORP POOL #G0-6234 5.5% 11-01-2035 BEO	469,193	516,552	516,979
FEDERAL HOME LN MTG CORP POOL #G0-6950 5.5% 08-01-2038 BEO	367,337	404,472	404,602
FEDERAL HOME LN MTG CORP POOL #G0-6992 5.5% 07-01-2036 BEO	273,292	301,048	300,771
FEDERAL HOME LN MTG CORP POOL #G1-4448 4.5% 07-01-2026 BEO	1,754,976	1,880,292	1,882,338
FEDERAL HOME LN MTG CORP POOL #J1-2899 4% 09-01-2025 BEO	865,561	915,331	914,156
FEDERAL HOME LN MTG CORP POOL #J1-7720 3% 01-01-2027 BEO	308,106	321,104	314,460
FEDERAL HOME LN MTG CORP POOL #J1-8087 3% 03-01-2027 BEO	239,750	250,277	244,693
FEDERAL HOME LN MTG CORP POOL #Q2-0773 4% 08-01-2043 BEO	1,191,472	1,246,950	1,226,565
FEDERAL NATL MTG ASSN GTD MTG POOL #AH4313 4.5% 02-01-2041 BEO	554,834	601,821	587,856
FEDERAL NATL MTG ASSN GTD MTG POOL #AH5817 4.5% 02-01-2041 BEO	662,644	713,378	704,095
FEDERAL NATL MTG ASSN GTD MTG POOL #AJ4098 4% 10-01-2026 BEO	2,306,816	2,483,432	2,445,848
FEDERAL NATL MTG ASSN GTD MTG POOL #AJ6972 4% 11-01-2026 BEO	180,549	194,880	191,474
FEDERAL NATL MTG ASSN GTD MTG POOL #AL0475 5.5% 03-01-2035 BEO	857,113	938,807	944,604
FEDERAL NATL MTG ASSN GTD MTG POOL #AL1544 5.5% 08-01-2037 BEO	171,908	189,099	189,453
FEDERAL NATL MTG ASSN GTD MTG POOL #AL2914 5.5% 01-01-2038 BEO	397,194	439,272	437,099
FEDERAL NATL MTG ASSN GTD MTG POOL #AL3170 5.5% 03-01-2040 BEO	377,229	414,008	415,380
FEDERAL NATL MTG ASSN GTD MTG POOL #AL3208 5% 07-01-2037 BEO	2,514,688	2,742,189	2,736,677
FEDERAL NATL MTG ASSN GTD MTG POOL #AL3598 6% 07-01-2039 BEO	1,269,146	1,405,579	1,424,119
FEDERAL NATL MTG ASSN GTD MTG POOL #AL3760 5.5% 02-01-2038 BEO	734,824	805,551	808,577
FHLMC GOLD G0-3323 6 08-01-2037	414,456	441,630	458,564
FHLMC GOLD G0-7338 6 10-01-2038	383,821	420,523	426,496
FHLMC GOLD G1-3174 5 06-01-2023	152,528	161,751	164,688
FHLMC GOLD G1-3644 5 07-01-2024	97,509	102,807	105,256
FHLMC GOLD POOL #J11208 5 11-01-2024	620,854	654,613	671,061
FHLMC GOLD Q0-2881 5 08-01-2041	306,233	342,981	336,021
FHLMC GOLD Q06616 3.5% DUE 03-01-2042	1,658,459	1,777,660	1,648,311
FHLMC GOLD SINGLE FAMILY 3% 30 YEARS SETTLES FEBRUARY	1,930,000	1,832,897	1,823,248
FHLMC GOLD SINGLE FAMILY 3.5% 30 YEARS SETTLES FEBRUARY	5,380,000	5,354,781	5,321,998
FHLMC GOLD SINGLE FAMILY 4% 30 YEARS SETTLES FEBRUARY	3,770,000	3,885,456	3,859,832
FHLMC GOLD SINGLE FAMILY 4.5% 30 YEARS SETTLES FEBRUARY	6,170,000	6,497,781	6,507,178
FHLMC MULTICLASS SER 2080 CL 2080-PJ 6.508-15-2028	312,542	325,323	351,658
FHLMC MULTICLASS SER 2926 CL EW 5 01-15-2025	2,249,894	2,458,010	2,444,861

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-13

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
FHLMC POOL #84-8209 FLTG RT 11-01-2036	483,422	519,905	516,422
FHLMC PREASSIGN 00050 2.5 04-23-2014	2,000,000	2,090,276	2,014,792
FIN CORP PRIN FICO STRIPS SER 1 REP PRINPMT 5-11-18 CPN 10 BD DUE 2018 REG	905,000	842,265	834,190
FING CORP PRIN FICO STRIPS PRINPMT ON9.817FIN CP DUE 11-30-2017 REG	3,486,000	2,800,738	3,262,593
FING CORP-FED BOOK ENTRY CPN FICO S SER D-INT BD ZCPN 03-26-2017	1,600,000	1,328,640	1,535,754
FING CORP-FED BOOK ENTRY PRIN FICO STRIPS 02-08-2018 REG	1,545,000	1,365,950	1,435,965
FLORIDA PWR CORP 3.85% DUE 11-15-2042	165,000	164,477	144,496
FNMA .875 12-20-2017	2,165,000	2,155,366	2,119,734
FNMA POOL #254485 7% DUE 11-01-2031 REG	14,681	15,326	17,014
FNMA POOL #254868 5% 09-01-2033 BEO	220,698	231,560	240,382
FNMA POOL #255631 5.5% 03-01-2035 BEO	1,377,639	1,502,057	1,514,978
FNMA POOL #255706 5.5% 05-01-2035 BEO	410,683	442,382	451,869
FNMA POOL #256939 7% 10-01-2037 BEO	317,191	358,822	358,337
FNMA POOL #257135 5.5% 03-01-2038 BEO	1,611,703	1,726,537	1,719,514
FNMA POOL #310104 5.5% 08-01-2037 BEO	1,997,352	2,206,684	2,197,007
FNMA POOL #323979 6.5% DUE 04-01-2029 REG	12,047	12,429	13,614
FNMA POOL #407591 6.5% DUE 12-01-2027 REG	52,081	53,619	57,933
FNMA POOL #725027 5% 11-01-2033 BEO	973,330	1,059,761	1,060,344
FNMA POOL #725773 5.5% 09-01-2034 BEO	2,729,631	3,028,611	3,003,566
FNMA POOL #735288 5% 03-01-2035 BEO	941,241	1,016,540	1,022,104
FNMA POOL #735358 5.5% 02-01-2035 BEO	159,850	156,153	176,059
FNMA POOL #735382 5% 04-01-2035 BEO	196,216	212,342	213,072
FNMA POOL #735402 5% 04-01-2035 BEO	4,025,447	4,340,765	4,371,675
FNMA POOL #735591 5% DUE 06-01-2035 REG	2,998,320	3,240,434	3,257,110
FNMA POOL #735667 5% 07-01-2035 BEO	285,203	308,643	310,044
FNMA POOL #735676 5% 07-01-2035 BEO	1,874,297	2,031,681	2,035,803
FNMA POOL #759385 ADJ RT DUE 01-01-2034 BEO	449,501	457,180	479,959
FNMA POOL #771060 6.5% 02-01-2033 BEO	608,538	668,631	688,283
FNMA POOL #880993 6% 01-01-2022 BEO	194,838	211,199	217,711
FNMA POOL #888367 7% 03-01-2037 BEO	1,758,388	1,989,176	1,989,651
FNMA POOL #889018 5.5% 05-01-2036 BEO	2,087,850	2,291,128	2,296,597
FNMA POOL #889579 6% DUE 05-01-2038 REG	1,858,749	2,040,848	2,057,835
FNMA POOL #889929 5.5% 08-01-2037 BEO	85,875	93,362	94,577
FNMA POOL #890229 5% 07-01-2025 BEO	1,494,425	1,631,259	1,608,039

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-13

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
FNMA POOL #909207 6.5% 07-01-2023 BEO	461,406	511,913	506,332
FNMA POOL #922228 6.5% DUE 12-01-2036 REG	59,024	60,298	66,529
FNMA POOL #995112 5.5% DUE 07-01-2036 REG	164,351	180,324	180,786
FNMA POOL #995203 5% 07-01-2035 BEO	531,884	576,263	578,091
FNMA POOL #AA9188 5% 08-01-2039 BEO	573,276	596,208	627,927
FNMA POOL #AB2083 4% 01-01-2041 BEO	688,898	697,025	709,574
FNMA POOL #AB2172 4% 02-01-2041 BEO	1,005,705	1,016,940	1,036,157
FNMA POOL #AB5248 3% 05-01-2042 BEO	1,004,967	1,046,658	955,112
FNMA POOL #AC0607 5% 12-01-2039 BEO	168,428	190,323	185,918
FNMA POOL #AC1619 5.5% 08-01-2039 BEO	333,957	352,377	372,619
FNMA POOL #AC3295 5% 10-01-2024 BEO	357,326	380,720	387,234
FNMA POOL #AD0110 5.5% 04-01-2036 BEO	1,705,481	1,820,068	1,903,132
FNMA POOL #AD0495 5.5% 02-01-2035 BEO	1,425,355	1,561,210	1,570,723
FNMA POOL #AD0719 5.5% 12-01-2033 BEO	518,277	572,777	571,057
FNMA POOL #AD4384 5.5% 05-01-2040 BEO	343,512	370,080	378,400
FNMA POOL #AD4941 6% 06-01-2040 BEO	161,539	175,320	180,242
FNMA POOL #AD5541 5% 05-01-2030 BEO	137,089	143,879	150,279
FNMA POOL #AD5542 5% 05-01-2030 BEO	126,794	133,140	139,045
FNMA POOL #AD6448 5% 05-01-2040 BEO	168,681	190,610	184,898
FNMA POOL #AD7112 5.5% 07-01-2040 BEO	540,534	584,114	596,991
FNMA POOL #AD8676 5% 07-01-2040 BEO	1,304,125	1,378,704	1,428,037
FNMA POOL #AD9321 5% 08-01-2040 BEO	1,521,287	1,616,130	1,658,129
FNMA POOL #AE0178 6% 08-01-2024 BEO	163,803	179,057	180,333
FNMA POOL #AE0678 5% 10-01-2034 BEO	1,553,417	1,688,370	1,692,436
FNMA POOL #AE4273 5% 09-01-2040 BEO	1,623,486	1,730,028	1,773,177
FNMA POOL #AO3244 3.5% 08-01-2032 BEO	874,387	936,824	890,440
FNMA POOL #AQ3298 3% 10-01-2042 BEO	1,088,374	1,147,894	1,034,425
FNMA POOL #AU2244 3% 09-01-2028 BEO	2,360,930	2,439,136	2,415,853
FNMA POOL #AU7305 4% 08-01-2043 BEO	735,217	770,139	757,808
FNMA POOL #MA0193 5.5% 08-01-2024 BEO	950,587	1,010,148	1,028,785
FNMA POOL #MA0200 4.5% 10-01-2029 BEO	2,962,831	3,180,877	3,155,492
FNMA POOL #MA0232 4.5% 11-01-2029 BEO	430,470	462,150	458,592
FNMA POOL #MA0321 5.5% 01-01-2030 BEO	190,205	206,244	209,233
FNMA POOL #MA0878 4% DUE 10-01-2031 REG	2,337,123	2,462,743	2,441,511

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-13

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
FNMA REMIC SER 2007-117 CL-MD 5.5 07-25-2037	1,009,673	1,062,681	1,097,492
FNMA REMIC TR 2002-W7 CL-A4 6 06-25-2029	1,550,197	1,734,283	1,699,227
FNMA REMIC TR 2009-30 CL-AD 6.5 04-25-2039	606,161	658,632	651,399
FNMA SINGLE FAMILY MORTGAGE 2.5% 15 YEARS SETTLES FEBRUARY	2,370,000	2,342,597	2,340,005
FNMA SINGLE FAMILY MORTGAGE 4% 30 YEARS SETTLES FEBRUARY	2,370,000	2,448,506	2,432,213
FNMA TRANCHE 540 1.875 09-18-2018	3,685,000	3,752,284	3,709,258
FORD CR AUTO OWNER .45 DUE 08-15-2016	705,000	704,930	704,905
FORD CR AUTO OWNER .47% DUE 04-15-2015	24,064	24,063	24,064
FORD CR AUTO OWNER TR 2013-B CL A2 .38 DUE 02-15-2016	316,437	316,412	316,365
FORD CR FLOORPLAN .74% DUE 09-15-2016	825,000	824,856	826,029
FORD CR FLOORPLAN 2.24% DUE 02-15-2016	425,000	424,981	425,918
FORD CR FLOORPLAN MASTER OWNER TR A 2013-5 CL A-1 .85 DUE 09-15-2018	365,000	364,922	368,236
FORD MTR CR CO LLC 5.75% DUE 02-01-2021	1,850,000	2,102,803	2,072,494
FORD MTR CR CO LLC 5.875 DUE 08-02-2021	685,000	760,198	776,591
FREEPORT-MCMORAN COPPER & GOLD INC 3.55%DUE 03-01-2022	350,000	311,556	332,640
FUT MAR 14 10 YR T-NOTES	(29)	(3,633,359)	(3,568,359)
FUT MAR 14 5 YR T NOTE	(136)	(16,420,938)	(16,226,500)
FUT MAR 14 CBT UL T-BONDS	33	4,601,003	4,496,250
FUT MAR 14 U.S T-BONDS	(102)	(13,335,703)	(13,087,875)
FUT MAR 14 US 2YR T-NOTE	(143)	(31,475,496)	(31,433,188)
GEN ELEC CAP CORP 5.3% DUE 02-11-2021	790,000	827,679	883,710
GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00849 4.65 DUE 10-17-2021	1,500,000	1,712,040	1,634,172
GENERAL ELEC CO 2.7 DUE 10-09-2022 REG	230,000	229,460	215,280
GENWORTH FINL INC 7.2% DUE 02-15-2021	110,000	130,381	127,734
GENWORTH FINL INC 7.7% DUE 06-15-2020	160,000	192,888	190,496
GENWORTH HLDGS INC 4.8 DUE 02-15-2024 REG	435,000	434,543	429,675
GIC METLIFE CONTRACT # METLIFE SA 698 RATE 00.0000% MAT 00/00/0000	1,404,595	129,746,814	140,496,956
GLAXOSMITHKLINE 1.5 DUE 05-08-2017	300,000	298,923	300,134
GNMA II JUMBOS 4.5% 30 YEARS SETTLES FEBRUARY	4,920,000	5,264,400	5,244,026
GNMA POOL #706848 5.5% 05-15-2040 BEO	836,372	904,327	931,584
GNMA POOL #781232 6.5% 12-15-2023 BEO	122,162	139,589	137,845
GOLDMAN SACHS 5.25% DUE 07-27-2021	250,000	249,963	273,711
GOLDMAN SACHS 5.75% DUE 01-24-2022	305,000	304,588	343,335
GOLDMAN SACHS GROUP INC MTN 7.5% DUE 02-15-2019	1,160,000	1,362,350	1,412,844

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-13

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
GOLDMAN SACHS GROUP INC VAR RT 11-29-2023	615,000	615,000	624,517
HARLEY DAVIDSON 1.11000001431% DUE 09-15-2016	155,551	156,013	155,857
HEALTHCARE RLTY TR 6.5% DUE 01-17-2017	755,000	822,814	846,696
HEWLETT PACKARD CO 4.3% DUE 06-01-2021	115,000	109,840	116,558
HLTH CARE REIT INC 2.25% DUE 03-15-2018	245,000	243,777	242,220
HONDA AUTO .45% DUE 04-18-2016	730,000	729,956	729,982
HSBC BANK USA NA 4.875 DUE 08-24-2020 BEO	1,200,000	1,256,520	1,295,077
HSBC FIN CORP 6.676% DUE 01-15-2021	755,000	763,109	867,523
HSBC HLDGS PLC 4 DUE 03-30-2022	440,000	464,943	452,254
HSBC HOLDINGS PLC 5.1 DUE 04-05-2021	200,000	235,890	222,290
HYUNDAI AUTO 1.63% DUE 03-15-2017	970,868	980,576	979,638
I/O CMO MORGAN STANLEY BAML TRUST SER 2013-C13 CL A-4 FLTG RT 11-15-2046	310,000	319,278	312,438
IL ST TAXABLE-PENSION 5.1 DUE 06-01-2033BEO TAXABLE SINKING FD 06-01-2024 N/C	255,000	228,587	237,609
ILLINOIS ST 5.365% 03-01-2017 BEO TAXABLE	1,975,000	2,224,475	2,128,892
ILLINOIS ST 5.65% 03-01-2020 BEO TAXABLE	160,000	164,800	171,850
ILLINOIS ST 5.727% 04-01-2020 BEO TAXABLE	230,000	238,227	248,195
INTERNATIONAL BUSINESS MACHS CORP 1.625 DUE 05-15-2020	810,000	803,917	759,562
J P MORGAN CHASE 2.9599% DUE 04-15-2046	1,140,000	1,174,191	1,066,483
J P MORGAN CHASE 4.1664% DUE 12-15-2046	900,000	926,993	919,827
JPMORGAN CHASE & 3.375% DUE 05-01-2023	625,000	622,210	582,500
JPMORGAN CHASE & 4.35% DUE 08-15-2021	485,000	482,672	511,151
JPMORGAN CHASE & 4.4% DUE 07-22-2020	530,000	528,437	569,728
JPMORGAN CHASE & 6.3% DUE 04-23-2019	590,000	652,234	696,350
JPMORGAN CHASE & CO FORMERLY J P MORGAN 6 DUE 01-15-2018 BEO	420,000	413,574	483,620
JPMORGAN CHASE & CO FORMERLY J P MORGAN NT 5.125 DUE 09-15-2014 REG	125,000	124,690	128,784
JPMORGAN CHASE BK N A NEW YORK N Y FORME6 DUE 10-01-2017	1,210,000	1,342,701	1,384,384
KINDER MORGAN 6.85% DUE 02-15-2020	400,000	446,676	475,474
KINDER MORGAN ENERGY PARTNERS L P 3.5 DUE 09-01-2023	340,000	318,923	312,183
KOREA REP NT 7.125% DUE 04-16-2019 REG	285,000	338,381	347,411
LEGG MASON INC SR NT 5.5 05-21-2019	275,000	303,512	300,829
LIAB: WRAPPER FOR INSURANCE CONTRACTS	1	—	(5,166,452)
LIAB: WRAPPER FOR SYNTHETIC CONTRACTS	1	—	(8,922,728)
LOCKHEED MARTIN 3.35 DUE 09-15-2021	660,000	658,218	654,853
LORILLARD TOB CO 3.75% DUE 05-20-2023	490,000	479,247	446,081

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-13

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
LYONDELLBASELL 5% DUE 04-15-2019	580,000	626,325	644,160
MAY DEPT STORES CO 6.65% DUE 07-15-2024	1,450,000	1,816,850	1,675,481
MERCEDES-BENZ AUTO RECEIVABLES TR 2011-1CL A-3 .85 DUE 03-15-2015 REG	71,406	71,559	71,455
MERRILL LYNCH & CO INC TRANCHE # TR 00677 6.875% DUE 04-25-2018	105,000	104,180	124,149
MORGAN STANLEY 3.75% DUE 02-25-2023	180,000	178,898	175,152
MORGAN STANLEY 5.5% DUE 01-26-2020	350,000	354,694	392,900
MORGAN STANLEY 5.5% DUE 07-28-2021	315,000	313,925	351,999
MORGAN STANLEY FORMERLY MORGAN STANLEY MORGAN STANLEY 5.95 DUE 12-28-2017	520,000	548,101	594,110
MOSAIC CO NEW 4.25% DUE 11-15-2023	395,000	394,171	390,100
MYLAN INC FORMERLY 4.2 DUE 11-29-2023	230,000	229,108	226,226
NEVADA PWR CO 7.125% DUE 03-15-2019	140,000	139,845	170,344
NEWS AMER INC SR NT 4.5 2-15-2021	525,000	601,514	562,733
NISOURCE FIN CORP 6.125% DUE 03-01-2022	300,000	311,874	332,629
NISOURCE FIN CORP 6.8% DUE 01-15-2019	80,000	79,779	93,103
NORTHROP GRUMMAN 1.75% DUE 06-01-2018	1,155,000	1,151,812	1,126,773
NTGI COLLECTIVE GOVERNMENT SHORT TERM INVESTMENT FUND	22,163,025	22,163,025	22,163,025
PAC GAS & ELEC CO 8.25% DUE 10-15-2018	775,000	1,004,547	969,275
PACIFICORP 2.95% DUE 06-01-2023	890,000	887,330	834,921
Pending trade purchases: United States dollar	—	(30,143,444)	(30,143,444)
Pending trade sales: United States dollar	—	65,547	65,547
PEPSICO INC 2.75 DUE 03-05-2022	265,000	264,539	251,776
PETROBRAS GLOBAL 3% DUE 01-15-2019	650,000	603,824	608,291
PETROBRAS GLOBAL 4.375% DUE 05-20-2023	625,000	619,820	556,808
PETROBRAS GLOBAL FINANCE B.V 2 DUE 05-20-2016 BEO	370,000	368,461	369,707
PETROBRAS INTL FIN 3.875% DUE 01-27-2016	600,000	614,906	617,677
PETROBRAS INTL FIN 5.375% DUE 01-27-2021	775,000	826,341	769,101
PETROLEOS 3.5% DUE 07-18-2018	825,000	838,406	846,656
PNC BK N A 1.15 DUE 11-01-2016	360,000	359,532	360,441
PNC BK N A PITT PA MEDIUM TERM SUB TRANCHE # TR 00005 6.875 DUE 04-01-2018	300,000	349,458	354,704
PSE&G TRANSITION 6.75% DUE 06-15-2016	363,477	418,461	370,990
PSE&G TRANSITION 6.89% DUE 12-15-2017	2,695,000	3,123,287	2,913,691
PVTPL BAE SYS PLC NT 144A 4.75% DUE 10-11-2021 BEO	830,000	829,153	865,225
PVTPL BG ENERGY CAP PLC GTD NT 144A 4% DUE 10-15-2021 BEO	560,000	555,576	574,460
PVTPL BG ENERGY CAP PLC GTD NT 2.5% DUE 12-09-2015 BEO	205,000	203,624	211,577

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-13

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
PVTPL CMO EXTENDED STAY AMER TR 2013-ESHCL A-1-7 2.2952 DUE 12-05-2031 BEO	1,300,000	1,296,746	1,279,720
PVTPL CMO HILTON USA TR 2013-HLT CL AFX 2.6621 DUE 11-05-2030 BEO	735,000	734,999	727,640
PVTPL DEUTSCHE TELEKOM INTL FIN B V NT 2.25 DUE 03-06-2017	595,000	591,650	603,476
PVTPL HEINEKEN N V SR NT 1.4% DUE 10-01-2017 BEO	220,000	219,274	215,836
PVTPL JAPAN TOB INC SR NT 2.1 DUE 07-23-2018 BEO	265,000	264,711	264,267
PVTPL MASS MUT LIFE INS CO SURP NT 144A 8.875 DUE 06-01-2039 BEO	290,000	390,763	415,588
PVTPL NEWS AMER INC SR NT 144A 4 DUE 10-01-2023 BEO	145,000	144,126	143,312
PVTPL NY LIFE GLOBAL FDG MEDIUM TERM NTSTRANCHE # TR 00039 2.1 DUE 01-02-2019	735,000	734,155	726,849
PVTPL SABMILLER HLDGS INC 3.75 DUE 01-15-2022	245,000	243,829	245,914
PVTPL TOYOTA AUTO RECEIVABLES 2013-B NT CL A-2 .48% DUE 02-15-2016 REG	360,000	359,980	360,291
PVTPL TSMC GLOBAL LTD 1.625 DUE 04-03-2018	580,000	579,611	555,429
PVTPL UNION PAC CORP NT 3.646 DUE 02-15-2024 BEO	971,000	1,326,785	938,222
QUEBEC PROV CDA NT 4.6% DUE 05-26-2015 BEO	295,000	303,352	312,340
REED ELSEVIER CAP 8.625% DUE 01-15-2019	65,000	84,327	81,492
REED ELSEVIER CAP INC 3.125 DUE 10-15-2022	295,000	303,870	272,802
REGENCY CTRS L P 5.25% DUE 08-01-2015	43,000	43,029	45,655
REGENCY CTRS L P 5.875% DUE 06-15-2017	70,000	69,669	78,041
RESOLUTION FDG CORP FED BOOK ENTRY PRIN 0 STRP 15/07/2020 USD1000 07-15-2020	725,000	640,584	605,069
REYNOLDS AMERICAN INC 4.85 DUE 09-15-2023 REG	785,000	784,388	810,360
RIO TINTO FIN USA 2.25% DUE 12-14-2018	830,000	822,414	825,905
RIO TINTO FIN USA 3.75% DUE 09-20-2021	115,000	115,743	116,104
RIO TINTO FIN USA LTD 9 DUE 05-01-2019	245,000	305,503	319,877
ROGERS 4.1% DUE 10-01-2023	290,000	289,458	290,546
ROYAL BANK OF SCOTLAND PLC 5.625 GTD SNRNTS DUE 08-24-2020 USD1000	1,030,000	1,208,494	1,153,108
ROYAL BK SCOTLAND 2.55% DUE 09-18-2015	360,000	359,795	368,193
ROYAL BK SCOTLAND 6.125% DUE 01-11-2021	325,000	355,501	367,855
RSB BONDCO LLC 5.82% DUE 06-28-2019	495,000	569,637	556,713
SHELL INTL FIN B V 3.4% DUE 08-12-2023	425,000	424,108	414,228
SLM CORP 6 25 JAN 2017	575,000	622,438	622,438
SLM CORP MEDIUM TERM NTS BOOK ENTRY TRANCHE # TR 00110 3.875 DUE 09-10-2015	300,000	309,609	310,125
SLM CORP TRANCHE # TR 00109 4.625 09-25-2017	300,000	311,250	311,407
SLM STUD LN TR 2007-2 CL A-2 FLT RT 07-25-2017 REG	307,001	306,090	306,376
SLM STUDENT LN TR 2006 6 CL A 10-25-2022BEO	539,692	537,581	538,108
SLM STUDENT LN TR 2006-10 CL A-4 FLT RT 07-25-2023 BEO	364,026	363,173	362,874

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-13

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
SOUTHERN CALIF EDISON CO 3.5 DUE 10-01-2023	610,000	608,926	597,831
SOUTHN CAL EDISON 5.5% DUE 08-15-2018	250,000	305,010	286,187
SPECTRA ENERGY 2.95 DUE 09-25-2018	70,000	69,880	70,954
SPECTRA ENERGY 2.95% DUE 06-15-2016	290,000	295,388	301,041
SPECTRA ENERGY 4.75 DUE 03-15-2024	110,000	112,248	112,134
ST STR CORP 3.7 DUE 11-20-2023	1,425,000	1,421,580	1,413,797
STAPLES INC 2.75 DUE 01-12-2018	305,000	304,167	309,271
STATOIL ASA 2.9% DUE 11-08-2020	650,000	649,838	645,747
STRYKER CORP 1.3% DUE 04-01-2018	270,000	268,826	262,278
TECK RESOURCES LTD 3.75% DUE 02-01-2023	470,000	463,385	438,099
TECK RESOURCES LTD 4.5% DUE 01-15-2021	430,000	442,271	433,198
TELECOM ITALIA CAP 6.999% DUE 06-04-2018	475,000	530,061	526,063
TELEFONICA EMISIONES S A U 5.462 DUE 02-16-2021 REG	425,000	418,228	448,436
THERMO FISHER SCIENTIFIC INC 2.4 DUE 02-01-2019 REG	370,000	369,245	366,556
TI CAPITAL 7.175% DUE 06-18-2019	895,000	1,042,980	1,004,638
TIME WARNER CABLE 4% DUE 09-01-2021	305,000	324,270	283,270
TIME WARNER CABLE 6.75% DUE 07-01-2018	700,000	713,676	785,007
TIME WARNER CABLE 7.3% DUE 07-01-2038	645,000	741,118	643,180
TIME WARNER CABLE 8.75% DUE 02-14-2019	500,000	596,330	596,421
TIME WARNER CABLE INC 8.25 DUE 04-01-2019 REG	900,000	1,167,642	1,054,355
TIME WARNER NEW 4.7 DUE 01-15-2021	1,575,000	1,810,856	1,672,157
TOTAL CAP 2.125% DUE 08-10-2018	60,000	59,983	60,233
TOYOTA MTR CR CORP MEDIUM TERM NTS BOOK 2 DUE 10-24-2018	805,000	804,807	804,766
TRANSCANADA 3.75% DUE 10-16-2023	305,000	303,082	297,271
TXU ELEC DELIVERY 5.29% DUE 05-15-2018	1,414,591	1,540,136	1,505,566
UNION PAC CORP 4.163% DUE 07-15-2022	150,000	171,968	154,318
UNITED STATES TREAS BDS .. 3.125% DUE 11-15-2041 REG	6,480,000	6,506,804	5,597,100
UNITED STATES TREAS BDS 2.875 DUE DUE 05-15-2043	3,055,000	2,553,862	2,475,983
UNITED STATES TREAS BDS 3.625 DUE 08-15-2043	825,000	792,480	779,109
UNITED STATES TREAS BDS DTD 02/15/2012 3.125% DUE 02-15-2042 REG	5,885,000	6,436,844	5,073,976
UNITED STATES TREAS BDS DTD 11/15/2012 2.75% DUE 11-15-2042 REG	4,870,000	4,476,259	3,850,344
UNITED STATES TREAS BILLS 01-02-2014 UNITED STATES TREAS BILLS	80,000	79,982	80,000
UNITED STATES TREAS BILLS 02-06-2014 UNITED STATES TREAS BILLS	4,890,000	4,889,532	4,889,927
UNITED STATES TREAS BILLS 02-13-2014 UNITED STATES TREAS BILLS	1,500,000	1,499,976	1,499,978

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-13

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
UNITED STATES TREAS BILLS 02-20-2014 UNITED STATES TREAS BILLS	16,033,000	16,032,380	16,032,503
UNITED STATES TREAS BILLS 06-12-2014 UNITED STATES TREAS BILLS	25,000	24,990	24,994
UNITED STATES TREAS NTS .25 DUE 01-15-2015	6,000,000	6,005,645	6,004,920
UNITED STATES TREAS NTS .25 DUE 03-31-2014 REG	1,945,000	1,945,858	1,945,761
UNITED STATES TREAS NTS 0.25 DUE 02-28-2014	6,000,000	6,003,321	6,001,404
UNITED STATES TREAS NTS 1.5 DUE 12-31-2018 REG	6,830,000	6,751,150	6,753,163
UNITED STATES TREAS NTS DTD 00049 4% DUE02-15-2014 REG	11,290,000	11,362,421	11,342,476
UNITED STATES TREAS NTS DTD 00225 1.75% DUE 03-31-2014 REG	1,700,000	1,707,822	1,706,839
UNITED STATES TREAS NTS DTD 01/31/2012 .25% DUE 01-31-2014 REG	5,865,000	5,867,082	5,865,915
UNITED STATES TREAS NTS DTD 02/15/2013 2% DUE 02-15-2023 REG	9,930,000	10,065,544	9,211,624
UNITED STATES TREAS NTS DTD 06/30/2013 .375% DUE 06-30-2015 REG	5,560,000	5,564,194	5,571,509
UNITED STATES TREAS NTS DTD 08/15/2013 2.5% DUE 08-15-2023 REG	6,245,000	6,157,800	5,997,148
UNITED STATES TREAS NTS DTD 10/31/2012 .25% DUE 10-31-2014 REG	6,700,000	6,698,401	6,705,755
UNITED STATES TREAS NTS DTD 11/15/2013 2.75% DUE 11-15-2023 REG	130,000	129,269	127,177
UNITED STATES TREAS NTS NT 1.875% DUE 02-28-2014 REG	960,000	963,774	962,700
US TREAS NTS 2.375 DUE 07-31-2017 REG	6,935,000	7,329,742	7,246,534
UTD STATES TREAS .25% DUE 10-31-2015	11,110,000	11,096,113	11,094,379
UTD STATES TREAS .25% DUE 11-30-2014	3,100,000	3,098,678	3,102,784
UTD STATES TREAS 1.25% DUE 02-15-2014	635,000	636,532	635,868
UTD STATES TREAS CPN .125 DUE 07-31-2014	13,280,000	13,256,722	13,281,554
VALE OVERSEAS LTD 6.25% DUE 01-23-2017	555,000	619,863	615,571
VERIZON 3.65% DUE 09-14-2018	475,000	496,204	502,818
VERIZON 3.85% DUE 11-01-2042	265,000	264,626	216,453
VERIZON COMMUNICATIONS 5.15 BDS DUE 09-15-2023 USD2000 REG	2,720,000	2,711,187	2,920,442
VERIZON COMMUNICATIONS 6.4 NTS DUE 09-15-2033 USD REG	1,170,000	1,168,830	1,345,642
VODAFONE GROUP PLC NEW 2.95 DUE 02-19-2023	670,000	666,898	611,047
VOLKSWAGEN AUTO LN .42% DUE 07-20-2016	680,000	679,975	679,853
WALGREEN CO 1% DUE 03-13-2015	520,000	519,360	522,137
WASTE MGMT INC DEL 4.75% DUE 06-30-2020	275,000	279,573	299,038
WELLPOINT INC 1.25% DUE 09-10-2015	420,000	419,828	422,919
WFRBS COML MTG TR 3.337% DUE 06-15-2046	910,000	937,269	874,340
WILLIAMS PARTNERS 3.35 DUE 08-15-2022	355,000	354,911	329,565
WILLIAMS PARTNERS 4% DUE 11-15-2021	220,000	232,789	217,276
XEROX CORP 5.625% DUE 12-15-2019	1,895,000	2,147,085	2,089,656
XEROX CORPORATION 4.5 DUE 05-15-2021	300,000	316,032	308,786
ZOETIS INC 3.25 DUE 02-01-2023 REG	425,000	424,533	397,660
Grand Total	445,466,301	558,890,868	550,446,103

MONSANTO SAVINGS AND INVESTMENT PLAN
Schedule of Assets (Held at Year End)
As of Dec. 31, 2013
(Dollars in thousands)

	Cost	Current Value
Identity of issuer, borrower, lessor or similar party
Total Assets Held per page 38 of attached detail	$2,305,738	$3,219,111
Reconciling Items:
Participant loans receivable	(29,830)	(29,830)
Adjustment from fair value to contract value for fully benefit-responsive investment and insurance contracts	—	14,089
Total investments per financial statements	$2,275,908	$3,203,370

	Cost	Current Value
Identity of issuer, borrower, lessor or similar party
Total Investment Contract Assets per page 50 of attached detail	$558,891	$550,446
Reconciling Items:
Accrued interest income which is included in the $135,330, the $240,018 and the $177,410 on page 28 of the attached detail	2,312	2,312
Adjustment from fair value to contract value for fully benefit-responsive investment and insurance contracts	—	14,089
Total investment and insurance contracts per financial statements	$561,203	$566,847

MONSANTO SAVINGS AND INVESTMENT PLAN
EIN 43-1878297
SUPPLEMENTAL SCHEDULE 2
Form 5500, Schedule H, Part IV, Line 4i –
Schedule of Assets (Acquired and Disposed of Within Year) for the Year Ended Dec. 31, 2013

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Acquired and Disposed of Within Year)
31-Dec-13

Security Description / Asset ID	Acquired Share/Par Value	Cost of Acquisition Net Amount	Disposed Share/Par Value	Proceeds of Dispositions Net Amount
#REORG/BANCO SANTANDER WORTHLESS 2/5/2013	—	—	(17,808)	3,701
#REORG/VODAFONE GROUP REVERSE STOCK SPLIT VODAFONE 2V16AM1 EFF 02-24-2014	12,300	(335,079)	(34,900)	1,003,334
ADR 58 COM INC SPONSORED ADR REPSTG CL A	11	(187)	(11)	253
ADR ARM HLDS PLC SPONSORED ISIN US0420681068	47,145	(2,083,354)	(3,352)	156,929
ADR ASTRAZENECA PLC SPONSORED ADR UK	10,900	(553,050)	(3,400)	189,821
ADR BAIDU INC SPONSORED ADR	7,767	(1,202,960)	(5,498)	536,456
ADR CRITEO S A SPONSORED ADS	52	(1,612)	(52)	1,860
ADR FOMENTO ECONOMICO MEXICANA SAB DE CV	310	(34,000)	(900)	111,920
ADR ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG B SHS	17,000	(1,162,581)	(500)	35,462
ADR TOTAL SA	8,800	(438,706)	(12,500)	739,691
AMER MOVIL SAB DE C V SPONSORED ADR REPSTG SER L SHS	620	(13,134)	(21,920)	460,886
BANCO BILBAO VIZCAYA ARGENTARI	—	—	(70,006)	—
BANK AMER CORP 7.625% DUE 06-01-2019	500,000	(628,826)	(300,000)	384,660
BARCLAYS NEW ORD GBP0.25 (NPD)	—	—	(35,762)	—
BAYER AG NPV (REGD)	740	(74,757)	(900)	119,743
BBVA(BILB-VIZ-ARG) EUR0.49 (STK DIV 22/04/13)	—	—	(53,550)	—
BCE INC COM NEW	4,200	(171,539)	(4,200)	170,365
CALIFORNIA ST 7.3% 10-01-2039 BEO TAXABLE	325,000	(439,963)	(150,000)	209,063
CATAMARAN CORP COM	4,200	(223,725)	(14,716)	724,974
CIA ENERG MG-CEMIG PRF BRL5.00	25,542	(72,683)	—	2
CREDIT SUISSE AG CHF0.04(REGD)	9,349	(235,607)	(2)	37
ENBRIDGE INC COM	5,221	(235,219)	(5,221)	213,025
FAMILYMART CO NPV	400	(16,379)	(12,300)	541,905
GILDAN ACTIVEWEAR INC COM	4,300	(156,719)	(4,300)	174,561
GLENCORE XSTRATA PLC ORD USD0.01	31,500	(164,569)	(1)	—
GROUPE FNAC EUR1	—	—	(388)	9,251
INDUSTRIAL & COMMERCIAL BANK CHINA 'H'	88,000	(54,422)	(221,000)	158,730
MAGNA INTERNATIONAL INC COMMON STOCK	7,700	(534,217)	(10,500)	692,838
MEGGITT ORD GBP0.05	9,100	(75,613)	(10,400)	86,831
OSRAM LICHT AG NPV	—	—	(994)	36,778
PERNOD RICARD NPV EUR 1.55	350	(45,585)	(4,980)	558,846
POTASH CORP SASK COM NPV	19,999	(835,626)	(19,679)	579,812
PVTPL CAPITAL ONE FINL CORP SR NT 3.5 DUE 06-15-2023 REG	225,000	(209,563)	—	—
PVTPL REED ELSEVIER CAP INC GTD NT 3.125DUE 10-15-2022	—	—	(145)	136
RANDSTAD HLDGS NV EUR0.10 (STK DIV 19/04/13)	—	—	(16,350)	—
REPSOL SA EUR1 (STK/DIV 04/07/2013)	22,348	—	(22,348)	—
ROYAL MAIL PLC ORD GBP0.01	6,000	(31,589)	(6,000)	45,458
SANOFI SPONSORED ADR	9,990	(495,450)	(32,974)	1,646,931

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Acquired and Disposed of Within Year)
31-Dec-13

Security Description / Asset ID	Acquired Share/Par Value	Cost of Acquisition Net Amount	Disposed Share/Par Value	Proceeds of Dispositions Net Amount
SAP AG ORD NPV	1,770	(142,810)	(2,880)	221,975
SBM OFFSHORE NV EUR0.25 (SUB RIGHTS	—	—	(23,040)	—
SHIRE PLC ADR	447	(43,790)	(6,749)	624,615
SIAM CEMENT PCL-NVDR	9,300	(123,329)	(15,800)	231,231
TAIWAN SEMICONDUCTOR MFG CO LTD SPONSORED ADR	3,440	(61,129)	(8,792)	167,711
TALISMAN ENERGY IN COM NPV	11,700	(136,820)	(27,500)	330,484
TESCO ORD GBP0.05	85,390	(489,138)	(101,360)	581,207
VALEANT PHARMACEUTICALS INTERNATIONAL INC COMMON STOCK	500	(44,991)	(300)	30,846
Grand Total	1,516,391	(11,568,719)	(1,283,978)	11,782,329

5500 Supplemental Schedules	Account number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Acquired and Disposed of Within Year)
31-Dec-13

Security Description / Asset ID	Acquired Share/Par Value	Cost of Acquisition Net Amount	Disposed Share/Par Value	Proceeds of Dispositions Net Amount
ALLY AUTO 1.75% DUE 03-15-2016	180,000	(182,250)	(50,906)	50,906,000
ALTRIA GROUP INC 4 DUE 01-31-2024 REG	260,000	(258,383)	(170,000)	170,570
AMGEN INC 6.375% DUE 06-01-2037	95,000	(118,263)	(95,000)	119,134
ANHEUSER-BUSCH 4% DUE 01-17-2043	1,490,000	(1,482,774)	(1,130,000)	1,094,397
AT&T INC 2.625 DUE 12-01-2022	630,000	(617,104)	(630,000)	575,625
BANK AMER CORP 7.625% DUE 06-01-2019	100,000	(125,209)	(250,000)	309,703
BHP BILLITON FIN USA LTD 3.85 DUE 09-30-2023 REG	650,000	(649,201)	(135,000)	136,480
BK AMER AUTO TR 1.94% DUE 06-15-2017	196,630	(197,720)	(196,630)	196,630
CF INDS INC 3.45% DUE 06-01-2023	245,000	(245,634)	(245,000)	230,258
CHEVRON CORP NEW 1.718% DUE 06-24-2018	865,000	(865,000)	—	—
CHEVRON CORP NEW 2.427 DUE 06-24-2020	1,200,000	(1,200,000)	(500,000)	493,954
CMO CREDIT SUISSE FIRST BOSTON MTG SECS CORP 2004-C1 CL A-4 DUE 01-16-2037 REG	420,516	(431,037)	(420,516)	420,516
CMO GS MTG SECS CORP II 2004-GG2 COML MTG PASSTHRU CTF A-6 5.396 8-10-38 REG	415,000	(429,006)	(93,465)	93,465
CMO MORGAN STANLEY CAP I INC 2003-IQ6 CLA-4 4.97% DUE 12-15-2041/11-15-2013 REG	436,302	(447,482)	(436,302)	436,302
CMO WACHOVIA BK COML MTG TR 2003-C9 CL A-4 DUE 12-15-2035 REG VAR	446,739	(455,953)	(446,739)	446,739
CNOOC FIN 2013 LTD 1.75% DUE 05-09-2018	245,000	(243,871)	(245,000)	241,675
DET EDISON 6.62% DUE 03-01-2016	865,054	(909,726)	(330,064)	330,064
FORD CR AUTO OWNER TR 2013-B CL A2 .38 DUE 02-15-2016	400,000	(399,968)	(83,563)	83,563
FREEPORT-MCMORAN COPPER & GOLD INC 3.55%DUE 03-01-2022	650,000	(609,018)	(300,000)	274,107
GIC METLIFE CONTRACT # METLIFE SA 698 RATE 00.0000% MAT 00/00/0000	3,844	(386,102)	(3,014)	300,899
GOLDMAN SACHS GROUP INC MEDIUM TERM NTS TRANCHE # TR 00590 VAR RT DUE 11-15-2018	615,000	(615,213)	(615,000)	613,819
HARLEY DAVIDSON 1.11000001431% DUE 09-15-2016	240,000	(240,713)	(84,449)	84,449
KOHLS CORP 4 DUE 11-01-2021	190,000	(191,230)	(190,000)	200,133
KONINKLIJKE 5.75% DUE 03-11-2018	1,000,000	(1,211,780)	(1,000,000)	1,184,420
MERCEDES-BENZ AUTO RECEIVABLES TR 2011-1CL A-3 .85 DUE 03-15-2015 REG	345,794	(346,537)	(274,389)	274,389
MORGAN STANLEY 7.3% DUE 05-13-2019	300,000	(346,554)	(300,000)	358,377
PETROBRAS GLOBAL 3% DUE 01-15-2019	1,000,000	(928,960)	(350,000)	331,107
PSE&G TRANSITION 6.75% DUE 06-15-2016	30,000	(30,675)	(391,523)	391,523
PVTPL CAPITAL ONE FINL CORP SR NT 3.5 DUE 06-15-2023 REG	425,000	(395,622)	—	—
PVTPL FREEPORT-MCMORAN COPPER & GOLD INC SR NT 144A 3.875 DUE 03-15-2023	625,000	(633,008)	(625,000)	570,813
PVTPL REED ELSEVIER CAP INC GTD NT 3.125DUE 10-15-2022	—	—	(976)	915
PVTPL UNION PAC CORP NT 3.646 DUE 02-15-2024 BEO	—	—	(250)	250
PVTPL ZOETIS INC SR NT 144A 1.875% DUE 02-01-2018 BEO	175,000	(174,900)	(175,000)	171,005
PVTPL ZOETIS INC SR NT 144A 3.25% DUE 02-01-2023/11-01-2022 BEO	425,000	(424,533)	—	—

5500 Supplemental Schedules	Account number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Acquired and Disposed of Within Year)
31-Dec-13

Security Description / Asset ID	Acquired Share/Par Value	Cost of Acquisition Net Amount	Disposed Share/Par Value	Proceeds of Dispositions Net Amount
REED ELSEVIER CAP 8.625% DUE 01-15-2019	100,000	(129,049)	—	—
RIO TINTO FIN USA 2.25% DUE 12-14-2018	1,065,000	(1,055,266)	(235,000)	235,237
SHELL INTL FIN B V 2% DUE 11-15-2018	335,000	(334,906)	(335,000)	337,238
SLM STUDENT LN TR 2006 6 CL A 10-25-2022BEO	610,317	(607,921)	(70,624)	70,624
SLM STUDENT LN TR 2006-10 CL A-4 FLT RT 07-25-2023 BEO	524,293	(523,064)	(160,267)	160,267
STAPLES INC 2.75 DUE 01-12-2018	655,000	(653,212)	(350,000)	350,834
STRYKER CORP 1.3% DUE 04-01-2018	615,000	(612,325)	(345,000)	340,794
TELECOM ITALIA CAP 6.999% DUE 06-04-2018	475,000	(530,061)	(720,000)	797,436
TI CAPITAL 7.175% DUE 06-18-2019	250,000	(296,393)	(160,000)	179,336
TIME WARNER CABLE 4% DUE 09-01-2021	870,000	(924,967)	(565,000)	538,043
TOTAL CAP 2.125% DUE 08-10-2018	80,000	(79,978)	(20,000)	20,355
TOTAL CAP CDA LTD GTD NT 1.45 01-15-2018	620,000	(619,405)	(620,000)	617,231
TXU ELEC DELIVERY 5.29% DUE 05-15-2018	1,937,322	(2,109,259)	(522,731)	522,731
VERIZON 2.45% DUE 11-01-2022	660,000	(630,604)	(660,000)	595,577
VERIZON COMMUNICATIONS 5.15 BDS DUE 09-15-2023 USD2000 REG	3,230,000	(3,219,535)	(510,000)	530,088
VERIZON COMMUNICATIONS 6.4 NTS DUE 09-15-2033 USD REG	1,505,000	(1,503,495)	(335,000)	376,638
WFRBS COML MTG TR 2013-C12 CL A-4 3.138 DUE 03-15-2023	675,000	(695,237)	(675,000)	633,445
Grand Total	29,371,809	(30,318,095)	(16,916,407)	17,359,519

MONSANTO SAVINGS AND INVESTMENT PLAN
EIN 43-1878297
SUPPLEMENTAL SCHEDULE 3
Form 5500, Schedule H, Part IV, Line 4j –
Schedule of Reportable Transactions for the Year Ended Dec. 31, 2013

5500 Supplemental Schedules	Account number 7879
Account Name MONSANTO CONSOLIDATED
1 JAN 13 - 31 DEC 13

◆	5% Report — Part A
Single Transaction in Excess of 5%

Security Description / Asset ID	Shares/Par Value	Date	Acquisition Price	Disposition Price	Lease Rental	Expenses Incurred	Cost	Current Value on Transaction Date	Net Gain/Loss

THERE ARE NO REPORTABLE TRANSACTIONS

NOTE: TRANSACTIONS ARE BASED ON THE 2012-12-31 VALUE (INCLUDING ACCRUALS) OF 2,661,565,297

5500 Supplemental Schedules	Account number 7879
Account Name MONSANTO CONSOLIDATED
1 JAN 13 - 31 DEC 13

◆	5% Report—Part B
Series of Non-Security Transactions with Same Party in Excess of 5%

Security Description / Asset ID	Shares/Par Value	Date	Acquisition Price	Disposition Price	Lease Rental	Expenses Incurred	Cost	Current Value on Transaction Date	Net Gain/Loss

THERE ARE NO REPORTABLE TRANSACTIONS

NOTE: TRANSACTIONS ARE BASED ON THE 2012-12-31 VALUE (INCLUDING ACCRUALS) OF 2,661,565,297

5500 Supplemental Schedules	Account number 7879
Account Name MONSANTO CONSOLIDATED
1 JAN 13 - 31 DEC 13

◆	5% Report—Part C Summary
Series of Transactions by Issue in Excess of 5%

Security Description / Asset ID		Number of Transactions	Transaction Aggregate		Lease Rental	Expenses Incurred	Cost of Asset	Current Value of Asset on Transaction
			Acquisition Price	Disposition Price
NTGI COLLECTIVE GOVERNMENT SHORT TERM INVESTMENT FUND CUSIP: 195997MV0	Total acquisitions	1,687	643,255,246	—	—	—	643,255,246	643,255,246
	Total dispositions	1,760	—	623,942,614	—	—	623,942,614	623,942,614

NOTE: TRANSACTIONS ARE BASED ON THE 2012-12-31 VALUE (INCLUDING ACCRUALS) OF 2,661,565,297

5500 Supplemental Schedules	Account number 7879
Account Name MONSANTO CONSOLIDATED
1 JAN 13 - 31 DEC 13

◆	5% Report—Part D
Series of Transactions with Same Party in Excess of 5%

Security Description / Asset ID	Shares/Par Value	Date	Acquisition Price	Disposition Price	Lease Rental	Expenses Incurred	Cost	Current Value on Transaction Date	Net Gain/Loss

THERE ARE NO REPORTABLE TRANSACTIONS

NOTE: TRANSACTIONS ARE BASED ON THE 2012-12-31 VALUE (INCLUDING ACCRUALS) OF 2,661,565,297

5500 Supplemental Schedules	Account number 7870
Account Name MONSANTO WRAPPED CONSOLIDATED
1 JAN 13 - 31 DEC 13

◆	5% Report — Part A
Single Transaction in Excess of 5%

Security Description / Asset ID	Shares/Par Value	Date	Acquisition Price	Disposition Price	Lease Rental	Expenses Incurred	Cost	Current Value on Transaction Date	Net Gain/Loss
THERE ARE NO REPORTABLE TRANSACTIONS

NOTE: TRANSACTIONS ARE BASED ON THE 2012-12-31 VALUE (INCLUDING ACCRUALS) OF 545,206,064

5500 Supplemental Schedules	Account number 7870
Account Name MONSANTO WRAPPED CONSOLIDATED
1 JAN 13 - 31 DEC 13

◆	5% Report—Part B
Series of Non-Security Transactions with Same Party in Excess of 5%

Security Description / Asset ID	Shares/Par Value	Date	Acquisition Price	Disposition Price	Lease Rental	Expenses Incurred	Cost	Current Value on Transaction Date	Net Gain/Loss

THERE ARE NO REPORTABLE TRANSACTIONS

NOTE: TRANSACTIONS ARE BASED ON THE 2012-12-31 VALUE (INCLUDING ACCRUALS) OF 545,206,064

5500 Supplemental Schedules	Account number 7870
Account Name MONSANTO WRAPPED CONSOLIDATED
1 JAN 13 - 31 DEC 13

◆	5% Report—Part C Summary
Series of Transactions by Issue in Excess of 5%

Security Description / Asset ID		Number of Transactions	Transaction Aggregate		Lease Rental	Expenses Incurred	Cost of Asset	Current Value of Asset on Transaction
			Acquisition Price	Disposition Price
NTGI COLLECTIVE GOVERNMENT SHORT TERM INVESTMENT FUND CUSIP: 195997MVO	Total acquisitions	358	432,155,238	—	—	—	432,155,238	432,155,238
	Total dispositions	267	—	445,753,494	—	—	445,753,494	445,753,494
UNITED STATES OF AMER TREAS BILLS 0 TB DUE 10-10-2013 USD1000 CUSIP: 912796BF5	Total acquisitions	5	17,596,990	—	—	—	17,596,990	17,596,990
	Total dispositions	1	—	17,597,000	—	—	17,596,990	17,597,000
UNITED STATES TREAS BILLS ZCP DUE 02-07-2013 CUSIP: 9127955Z0	Total acquisitions	2	18,449,497	—	—	—	18,449,497	18,449,497
	Total dispositions	1	—	18,535,000	—	—	18,534,489	18,535,000
UNITED STATES TREAS BILLS 05-09-2013 UNITED STATES TREAS BILLS CUSIP: 912796AF6	Total acquisitions	1	18,864,597	—	—	—	18,864,597	18,864,597
	Total dispositions	1	—	18,865,000	—	—	18,864,597	18,865,000
UNITED STATES TREAS BILLS 06-13-2013 UNITED STATES TREAS BILLS CUSIP: 912796AL3	Total acquisitions	1	16,940,000	—	—	—	16,940,000	16,940,000
	Total dispositions	1	—	16,940,000	—	—	16,940,000	16,940,000
UNITED STATES TREAS BILLS 07-11-2013 UNITED STATES TREAS BILLS CUSIP: 912796AS8	Total acquisitions	1	17,404,681	—	—	—	17,404,681	17,404,681
	Total dispositions	1	—	17,405,000	—	—	17,404,681	17,405,000
UNITED STATES TREAS BILLS 08-08-2013 UNITED STATES TREAS BILLS CUSIP: 912796AV1	Total acquisitions	3	16,628,966	—	—	—	16,628,966	16,628,966
	Total dispositions	1	—	16,629,000	—	—	16,628,966	16,629,000
UNITED STATES TREAS BILLS 09-12-2013 UNITED STATES TREAS BILLS CUSIP: 912796BB4	Total acquisitions	1	16,300,509	—	—	—	16,300,509	16,300,509
	Total dispositions	1	—	16,301,000	—	—	16,300,509	16,301,000
UNITED STATES TREAS BILLS 11-07-2013 DTD 05/09/2013 CUSIP: 912796BK4	Total acquisitions	1	18,105,975	—	—	—	18,105,975	18,105,975
	Total dispositions	1	—	18,108,000	—	—	18,105,975	18,108,000
UNITED STATES TREAS BILLS 12-05-2013 UNITED STATES TREAS BILLS CUSIP: 912796BN8	Total acquisitions	1	18,076,739	—	—	—	18,076,739	18,076,739
	Total dispositions	1	—	18,077,000	—	—	18,076,739	18,077,000
UNITED STATES TREAS NTS .625 DUE 02-28-2013 REG CUSIP: 912828QK9	Total acquisitions	3	17,064,721	—	—	—	17,064,721	17,064,721
	Total dispositions	2	—	17,055,000	—	—	17,064,721	17,055,000

NOTE: TRANSACTIONS ARE BASED ON THE 2012-12-31 VALUE (INCLUDING ACCRUALS) OF 545,206,064

5500 Supplemental Schedules	Account number 7870
Account Name MONSANTO WRAPPED CONSOLIDATED
1 JAN 13 - 31 DEC 13

◆	5% Report—Part C Summary

Series of Transactions by Issue in Excess of 5%

Security Description / Asset ID		Number of Transactions	Transaction Aggregate		Lease Rental	Expenses Incurred	Cost of Asset	Current Value of Asset on Transaction
			Acquisition Price	Disposition Price
UNITED STATES TREAS NTS DTD 01/31/2013 .875% DUE 01-31-2018 REG CUSIP: 912828UJ7	Total acquisitions	4	14,473,898	—	—	—	14,473,898	14,473,898
	Total dispositions	6	—	14,607,191	—	—	14,473,898	14,607,191
UNITED STATES TREAS NTS DTD 02/15/2013 2% DUE 02-15-2023 REG CUSIP: 912828UN8	Total acquisitions	17	23,890,738	—	—	—	23,890,738	23,890,738
	Total dispositions	10	—	13,303,426	—	—	13,825,193	13,303,426
UNITED STATES TREAS NTS DTD 12/31/2012 .75% DUE 12-31-2017 REG CUSIP: 912828UE8	Total acquisitions	6	14,715,843	—	—	—	14,715,843	14,715,843
	Total dispositions	3	—	14,673,839	—	—	14,715,843	14,673,839
UNITED STATES TREAS NTS 0.25 10-31-2013 CUSIP: 912828RN2	Total acquisitions	1	6,168,371	—	—	—	6,168,371	6,168,371
	Total dispositions	4	—	22,367,828	—	—	22,370,804	22,367,828
UNITED STATES TREAS NTS 2% DISC NT 30/11/2013 USD1000 2% DUE 11-30-2013 RE CUSIP: 912828JT8	Total acquisitions	6	17,723,486	—	—	—	17,723,486	17,723,486
	Total dispositions	3	—	17,678,760	—	—	17,723,486	17,678,760
US FEDERAL TREASURY BILLS ZCP 04-11-2013 CUSIP: 912795Z95	Total acquisitions	1	18,718,794	—	—	—	18,718,794	18,718,794
	Total dispositions	1	—	18,720,000	—	—	18,718,794	18,720,000
US TREAS NTS 2.375 DUE 07-31-2017 REG CUSIP: 912828NR7	Total acquisitions	15	33,037,471	—	—	—	33,037,471	33,037,471
	Total dispositions	24	—	40,732,766	—	—	41,191,602	40,732,766
W I TREASURY SEC ZERO COUP 03-07-2013 CUSIP: 9127956E6	Total acquisitions	1	18,719,402	—	—	—	18,719,402	18,719,402
	Total dispositions	1	—	18,720,000	—	—	18,719,402	18,720,000

NOTE: TRANSACTIONS ARE BASED ON THE 2012-12-31 VALUE (INCLUDING ACCRUALS) OF 545,206,064

5500 Supplemental Schedules	Account number 7870
Account Name MONSANTO WRAPPED CONSOLIDATED
1 JAN 13 - 31 DEC 13

◆	5% Report—Part D
Series of Transactions with Same Party in Excess of 5%

Security Description / Asset ID	Shares/Par Value	Date	Acquisition Price	Disposition Price	Lease Rental	Expenses Incurred	Cost	Current Value on Transaction Date	Net Gain/Loss

THERE ARE NO REPORTABLE TRANSACTIONS

NOTE: TRANSACTIONS ARE BASED ON THE 2012-12-31 VALUE (INCLUDING ACCRUALS) OF 545,206,064

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MONSANTO SAVINGS AND INVESTMENT PLAN

By:	/s/ Raymond K Kleeman
Raymond K. Kleeman, Chairperson of the
Monsanto Company Employee Benefits Plans Committee, Administrator of the Plan
June 27, 2014

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm